UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: August 20, 2007
Commission File Number: 001-33414
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
/s/ Brenda Lazare
Date: August 20, 2007	Brenda Lazare
Canadian Counsel and Corporate Secretary

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EXHIBIT INDEX

Exhibit Number	Description

1.	Press release dated July 31, 2007

2.	Press release dated August 2, 2007

3.	Press release dated August 8, 2007

4.	Press release dated August 9, 2007

5.	Financial Statements for second quarter 2007

6.	Form F2-109F2 for each of Messrs. Farmer and Anderson

7.	Management’s Discussion and Analysis for six months ended June 30, 2007

8.	Material change report dated August 10, 2007

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Exhibit No. 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Canada Tel : 416 979-1991 Fax : 416 979-5893 www.denisonmines.com
PRESS RELEASE
DENISON UPDATES CANADIAN AND U.S. PRODUCTION AND
STATUS OF OMEGACORP BID
Toronto, ON — July 31, 2007... Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX, DNN: AMEX) announced today its 2007 and 2008 production estimates.
At the McClean Lake mill in northern Saskatchewan, year-to-date production as of June 30, 2007 was 784,000 pounds of U3O8, of which Denison’s share was 176,000 pounds. Estimated 2007 total production at McClean Lake is 1.8 million pounds, of which Denison’s share is approximately 405,000 pounds of U3O8. For 2008, production at McClean Lake is expected to be 3.2 to 4.0 million pounds, of which Denison’s share would be approximately 700,000 to 900,000 pounds. Denison holds a 22.5% interest in the state-of-the-art McClean Lake mill, which is currently being expanded to a licensed capacity of 12 million pounds per year to accommodate the processing of ore from Cigar Lake. The processing of Cigar Lake ore is expected to begin in 2011. In the meantime, the expanded facilities will be available for use by the McClean Lake Joint Venture to facilitate the processing of more of its own ore.
Denison’s wholly owned White Mesa mill (Utah, U.S.) produced 137,000 pounds of U3O from alternate feed material in the first half of 2007. Total uranium production from alternate feed material is expected to be 300,000 pounds of U3O8 in 2007. White Mesa’s forecast for conventional ore production for 2008 is estimated at 2.9 million pounds of U3O8. The White Mesa mill is a 2,000 ton per day dual circuit mill and is currently the only conventional uranium mill operating in the U.S. The mill modernization program is on schedule and on budget. On June 25th, 2007, Denison received the construction permit for the relining of the tailings cell 4A from the State of Utah. Construction has commenced and will be completed well in advance of conventional ore production which is scheduled to commence in the first quarter of 2008.
The Company transported more than 12,000 tons of ore to the White Mesa mill during the first half of 2007 and mining activities accelerated in July with concurrent development and mining at four fully permitted mines in the Colorado Plateau. Development activities are also underway at Denison’s two other U.S. mining camps. At the Henry Mountains Complex, the last phase of the permitting effort has been submitted for public comment and the full operating permit is expected in the third quarter of 2007. Rehabilitation work is ongoing under an existing exploration permit. Rehabilitation work has begun on the fully permitted Arizona 1 mine in the Arizona Strip with mining scheduled to begin by late 2007.
WHITE MESA MILL ORE BUYING PROGRAM
Also at White Mesa, on July 5, 2007, Denison announced the start of a new ore buying program. The program, the first of its kind at White Mesa since 1998, will maximize the efficiency of the mill by purchasing uranium/vanadium ore from third-party producers. The White Mesa mill is a strategic asset as it is the only operational and fully permitted uranium processing facility within a 500-mile radius of numerous historic uranium mines, of which a number are currently undergoing development by other parties. Denison anticipates purchasing approximately 40,000 tons of uranium ore per year under the new program. In addition to its ore buying schedule, the Company is offering an ore haulage transportation allowance beginning August 1, 2007.
The ore buying schedule for the month of August and detailed information regarding the new transportation allowance is posted on the Company’s website at www.denisonmines.com.
OMEGACORP TAKEOVER OFFER
Following its announcement of a new takeover offer to acquire all the remaining shares of OmegaCorp Limited (“OmegaCorp”) (OMC:ASX), Denison announced on July 16, 2007 that it was removing all the conditions to its offer thereby allowing Denison to purchase outstanding common shares on an “on market” basis. As of July 26, 2007, Denison had acquired approximately 135 million shares, representing 87.48% of the outstanding ordinary shares on issue. Denison’s offer is priced at AU$1.30 per common share, for a total consideration of approximately AU$134 million (CDN$121 million). OmegaCorp owns 100% of the Kariba Uranium Project, a single prospecting license covering 1,893 km2 in Zambia, as well as a uranium project in Mozambique and a heavy mineral sands project in Tanzania. Denison expects to continue to acquire additional common shares and achieve at least 90% ownership thereby permitting it to acquire 100% ownership under applicable Australian law.
Q2 RESULTS AND CONFERENCE CALL
Denison plans to release its second quarter fiscal 2007 financial results on Friday, August 10, 2007, before markets open. Senior management will discuss the results and the company’s outlook during a conference call to be held at 11:00 am, Friday, August 10, 2007. Participants can access the conference call via the Internet at: www.denisonmines.com.
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production; the expected effects of possible corporate transactions, the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

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Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 27, 2007 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the fifteen month period ended December 31, 2006 and other continuous disclosure documents filed since December 31, 2006 available at www.sedar.com and www.sec.gov, for further information relating to their mineral resources and mineral reserves.

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Exhibit No. 2

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Canada Tel : 416 979-1991 Fax : 416 979-5893 www.denisonmines.com
PRESS RELEASE
DENISON REACHES 96.3% OWNERSHIP OF OMEGACORP
Toronto, ON — August 2, 2007... Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX, DNN: AMEX) is pleased to announce that it has increased its holdings in OmegaCorp Limited (“OmegaCorp”) (OMC:ASX) to approximately 96.3%. Under the Australian Corporations Act, Denison is now entitled to proceed with the compulsory acquisition of the remaining shares, which it will undertake as soon as possible.
OmegaCorp owns 100% of the advanced stage Kariba Uranium Project covering 1,893 km2 in Zambia, in which three main areas of mineralization have been identified to date. OmegaCorp also owns the highly prospective ZVP uranium exploration project in Mozambique.
According to E. Peter Farmer, CEO of Denison, “The acquisition of OmegaCorp will allow Denison to expand and diversify its uranium development scheduling and production. The OmegaCorp assets will add significantly to Denison’s uranium resources and contribute additional near-term production capacity, fitting in well with Denison’s growth strategy.”
Following completion of the acquisition Denison intends to:
•	Apply for the delisting of OmegaCorp from the Australian Securities Exchange (ASX);

•	Appoint its own nominees to the board of directors of OmegaCorp. (OmegaCorp’s current directors have indicated that they will resign after the Denison nominees are appointed.); and

•	Proceed with the development and commercialization of the Kariba Project as soon as is reasonably possible.
Denison initially acquired a 33% interest in OmegaCorp, at a price of AU$1.15 per share, following a takeover bid that closed on April 13, 2007. Subsequently, on June 25, 2007, Denison announced a second takeover bid for all the remaining shares at a price of AU$1.30 per share, for a total consideration of approximately AU$134 million (CDN$121 million). On July 16, 2007, Denison removed all conditions from its bid, thereby allowing it to purchase outstanding OmegaCorp shares on an “on market” basis. As of August 1, 2007, Denison had acquired approximately 148.5 million shares out of the approximately 154 million shares issued through the facilities of the ASX. Denison’s takeover offer closes on September 3, 2007.
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production; the expected effects of possible corporate transactions, the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 27, 2007 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the fifteen month period ended December 31, 2006 and other continuous disclosure documents filed since December 31, 2006 available at www.sedar.com and www.sec.gov, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

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Exhibit No. 3

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
Denison Mines Corp. to release Second Quarter Results Friday, August 10, 2007
Telephone Conference to be held on August 10 at 11:00 AM Eastern Time (ET).
August 8, 2007 (TSX: DML; AMEX: DNN) Denison Mines Corp. (“Denison” or the “Company”) announces that the interim report for the six months ending June 30, 2007 will be published on August 10, 2007.
The Company will hold a telephone conference with a webcast presentation at 11:00 am ET on August 10, 2007.
Please call in 5-10 minutes before the conference starts and stay on the line (an operator will be available to assist you). The Call in number is (416) 695 - 9757.
To view the live presentation, please log on at www.denisonmines.com 10 minutes prior to the call.
Approximately two hours after the call:
•	a replay of the telephone conference will be available at (416) 695 - 5275 pass code 647649#; and

•	the presentation will be available at www.denisonmines.com.
About Denison
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

Exhibit No. 4

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE	Trading symbols: DML-T, DNN-A
DENISON MINES CORP. REPORTS SECOND QUARTER EARNINGS
Toronto, ON — August 9, 2007... Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX, DNN:AMEX) today reported its financial results for the three months and six months ended June 30, 2007. All amounts in this release are in U.S. dollars unless otherwise indicated. For a more detailed discussion of our financial results, see management’s discussion and analysis (MD&A) following this release.
Consolidated Results
Consolidated net income was $40,489,000 or $0.21 per share for the three months ended June 30, 2007 compared with a consolidated net loss of $2,886,000 or $0.03 per share for the same period in 2006. For the six months ended June 30, 2007, the Company’s consolidated net income was $35,423,000 ($0.19 per share) compared with a consolidated net loss of $5,360,000 ($0.06 per share) for the same period in 2006.
Net cash from (used in) operations was $537,000 and $(4,905,000) for the three months and six months ended June 30, 2007, respectively compared with $(4,002,000) and $(8,498,000) for the same periods in 2006.
Revenue was $18,809,000 and $30,528,000 for the three months and six months ended June 30, 2007 compared with $2,000 and $668,000 for the same periods in 2006.
The Company expenses exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Exploration expenditures expensed totaled $3,480,000 for the three months ended June 30, 2007 and $8,529,000 for the six months ended June 30, 2007 compared to $2,816,000 and $5,316,000 for the same periods in 2006.
Significant events in the second quarter include:
➢	On April 2, 2007 Denison closed an issue of 1,104,295 flow-through common shares at CDN$16.30 for gross proceeds of approximately CDN$18,000,000.

➢	Denison’s average U3O8 sales price in the second quarter was $106.37 per pound from the sale of 70,000 pounds of U3O8 from Canadian production and 75,000 pounds from U.S. production.

➢	Denison common shares were listed on the American Stock Exchange (AMEX) to increase distribution depth and liquidity for shareholders and commenced trading there on April 19, 2007.

➢	Spot prices for U3O8 reached $136.00 per pound at June 30, 2007 but have decreased to $110.00 per pound as quoted by Ux Consulting, an increase from $95.00 at March 31, 2007.

➢	Denison’s first takeover offer for any and all of the issued and outstanding common shares of OmegaCorp Limited (OmegaCorp) closed on April 13, 2007. At the close of that offer, Denison owned approximately 51 million shares of OmegaCorp representing approximately 33% of the issued capital of OmegaCorp having paid a price of AU$1.15 per share. Denison launched a new takeover offer for the remaining shares of OmegaCorp in June 2007 at a price of AU$1.30 per share. To date, Denison has acquired 148,522,000 shares or 96.3% of the outstanding shares of OmegaCorp.

➢	Denison received an independent review and compilation of the resource estimates on its uranium deposits located in the Elliot Lake area of Northern Ontario. The report dated June 18, 2007 and entitled “Technical Report on the Elliot Lake Property, Elliot Lake District, Ontario Prepared for Denison Mines Corp.” prepared by Scott Wilson Roscoe Postle Associates Inc. stated that the Elliot Lake complex is estimated to contain an historical resource estimate of over 205 million pounds of U3O8.

➢	On June 25th Denison received the construction permit from the State of Utah for the relining of tailings cell 4A at the White Mesa mill. Construction has begun and will be completed well in advance of conventional ore processing scheduled to commence in the first quarter of 2008.

➢	Denison announced an Ore Buying Schedule for the White Mesa mill on July 5th. This program is anticipated to receive approximately 40,000 tons of ore during 2007, which will augment the ore feed from the Company’s own mines.

➢	During the second quarter, Denison disposed of the majority of its interest in Fortress Minerals Corp. as well as some other portfolio investments with a resulting gain on sale of $38,644,000.
Revenue
Uranium sales revenue for the second quarter totaled $15,243,000 from the sale of 145,000 pounds of U3O8. Sales from Canadian production from the McClean Lake joint venture totaled 70,000 pounds at an average sales price of $80.51 per pound, and sales of U.S. production in the quarter totaling 75,000 pounds of U3O8 at an average price of $130.00 per pound. Revenue also includes the amortization of the fair value increment on sales contracts from the acquisition of DMI in the amount of $143,000 in the quarter.
Denison markets its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”). Generally, sales are made under several long-term contracts with nuclear utilities with a variety of pricing mechanisms. Denison’s share of current contracted sales volumes for Canadian production is set out in the table below:
Current Contracted Sales Volumes (Note 1)
(pounds U3O8 x 1000)

	2007	2008	2009	2010	Pricing
Market Related	590	590	440	0	80% to 85% of Spot
Legacy Base Escalated	220	220	0	0	$20.00 to $26.00
Legacy Market Related	0	140	210	0	96% of Spot

1.	Assumes customers take maximum quantities permitted by contract
Agreements with AREVA call for production to be allocated first to the market related contracts with any surplus to be apportioned over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices.
New contracts for sales of the Company’s U.S. uranium inventory and production are expected to be under market related contracts. One such contract was completed with AREVA in March 2007, for the sale of 17% of the White Mesa mill production commencing in 2008 up to a maximum of 6.5 million pounds with a minimum of 2.5 million pounds by the end of 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. No other new sales contracts are in place at this time.
During the second quarter, the White Mesa mill continued processing alternate feed materials. Processing revenue for the quarter totaled $263,000 (2006:$2,000) and for the six months totaled $2,411,000 (2006:$688,000). The Company receives a fee for these alternate feed materials once they are delivered to the mill. The fees are recorded as deferred revenue until the materials are processed at which time revenues are recognized. At June 30, 2007, approximately 9,000 tons of these types of alternate feed materials remained in stockpile.
Also during 2007, the Company continued to receive high-grade alternate feed materials under its existing contract with Cameco Corporation. The Company does not receive a recycling fee for these materials, however the Company is able to retain all of the proceeds received from the sale of the uranium produced. As of June 30, 2007, there were approximately 2,200 tons of these high-grade materials at the mill to be processed, containing approximately 232,000 pounds of uranium.
At June 30, 2007, the Company held approximately 304,000 pounds of uranium produced from alternate feed with a value, based on the current spot price of uranium, of approximately $33,440,000. The Company also continues to hold approximately 46,000 pounds of vanadium in inventory, as vanadium pregnant liquor, for future sale.

Uranium Production
Total uranium production for the Company from its Canadian and U.S. operations for the three months ended June 30, 2007 was 130,000 pounds and 313,000 pounds for the six months ended June 30, 2007. The McClean Lake joint venture produced 329,000 pounds of uranium for the three months ended June 30, 2007 and 784,000 pounds for the six months ended June 30, 2007 compared to production of 382,000 pounds and 666,000 pounds during the same periods in 2006. Denison’s 22.5% share of the 2007 production totaled 74,000 pounds during the three months and 176,000 pounds during the six months ended June 30, 2007. Production at the White Mesa mill from alternate feed milling was 56,000 pounds of uranium for the three months and 137,000 for the six months ended June 30, 2007.
Mining at the Sue E pit at McClean Lake in northern Saskatchewan is proceeding with waste mining slightly behind schedule. In June, two 100-ton trucks were procured to help with this situation and a new shovel was also commissioned. Completion of the pit is expected to slip into the first quarter of 2008; however, this will not impact ore production for the mill during the remainder of the year. U3O8 production in 2007 is expected to be 1.8 million pounds. Stripping of the Sue B pit also commenced in June and a contractor is performing this work. Production levels at McClean Lake will increase next year to 3.2 to 4.0 million pounds.
The Midwest deposit is currently scheduled to commence production in 2011 and production is planned to increase to a rate of about 9 million pounds per year with Denison’s share being about 2,265,000 pounds. The processing of Cigar Lake ore was scheduled to commence at the McClean mill in early 2008 until the flooding of the Cigar Lake mine in October 2006. Cameco currently predicts that production at Cigar Lake will commence in 2011 subject to regulatory approval and the remediation work being completed in a timely fashion. While Denison has no ownership interest in Cigar Lake, the McClean Lake joint venture will earn toll milling revenue and will have reduced unit operating costs resulting from the processing of ores from Cigar Lake. The expansion of the McClean Lake mill required to receive and process ore from Cigar Lake is complete. The McClean Lake joint venture will have the benefit of the Cigar Lake expansion until it is utilized for processing Cigar Lake ore.
In June 2006, the Company announced the recommencement of active mining operations at a number of its U.S. uranium/vanadium mines in the Colorado Plateau district. Mining activity is well underway at four operations. Mined ore is being stockpiled at the White Mesa mill with the milling of the ore scheduled to commence early in 2008. At the end of June 30, 2007, a total of 14,988 tons had been shipped to the mill.
In Utah, at the Tony M mine, permitting is progressing well and it is expected that full operational permits will be received in the third quarter of 2007. Rehabilitation of the mine has commenced under the exploration permit that the Company has in place for the Tony M mine. Production from this mine will begin ramping up to full production in the third quarter of this year. Rehabilitation work has also begun at the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona. Ore production from this mine is anticipated by mid-2008.
At the White Mesa mill, the $15 million modernization program is proceeding on schedule. The program includes modifications to the mill circuit, upgrading of equipment and relining of tailings cell 4A. The mill continues to process alternate feed material from several large contracts. Uranium production at the White Mesa mill for 2007 is anticipated to be about 300,000 pounds. For 2008, production from conventional ore U.S. operations is estimated at 2.9 million pounds U3O8 and 4.0 million pounds of V2O5. The Company intends to maximize the advantage of its 100% ownership in the only operating conventional uranium/vanadium mill in the U.S. To that end, in addition to processing its own ore and alternate feed material, the Company has commenced negotiating toll milling arrangements with other mines in the region and has published an ore buying schedule for the purchase of ore produced by others.
Denison has received an independent review and compilation of the resource estimates located in the Elliot Lake area of Northern Ontario. The Company has no plans at this time to commence mining operations at Elliot Lake; however, the company will continue to review the project in light of the continuing strength of the uranium market.
Uranium Exploration
Athabasca Basin
In the Athabasca Basin, Denison is participating in 35 exploration projects, primarily located in the productive southeast part of the Basin and within open pit depths and trucking distance of the operating mills. Denison, together with ARC and Cameco Corporation, now control the majority of the highly favourable geology in the prolific southeastern sector of the Basin. The Company’s projects in the Basin represent a good balance of grass roots, mid- stage and developed projects. In the second quarter 2007, $3,161,000 was spent by Denison on drilling and geological/geophysical work.

Near the McClean mill, joint venture partner ARC is operator of the Midwest, Wolly and McClean projects. At the Wolly project Denison has earned an initial 6.5% in the project. Denison is earning up to a 22.5% interest in this project, which is one of the most fertile exploration projects in the basin.
Denison is participating in thirteen major drill programs during the current summer season in the Basin. At the Midwest project where Denison maintains a 25.17% interest, operator ARC’s focus will be on drilling the west extension of the Mae zone, one of the most economically important discoveries in recent years. Work was completed this past winter from the ice of McMahon Lake and was successful in delineation of the main and east part of the Mae Zone. Denison is operator on the Wheeler River, Moore Lake, Park Creek, Huard-Kirsch, Bell Lake, North Wedge and Crawford Lake joint ventures. On Denison’s operated and non-operated projects, a total of approximately 20,000 metres of drilling is planned this summer. Work in the early part of the summer was delayed by province-wide permitting issues and a very significant forest fire season, but is now getting well on track.
In addition to these major drill campaigns, Denison is carrying out a number of different geophysical surveys to identify targets for future drill programs. Almost 7,000 line kilometres of airborne geophysical surveys are currently being flown over three properties as an initial screening tool. Denison is also carrying out a variety of ground geophysical surveys on two properties.
Denison’s exploration spending in 2007 in the Athabasca basin is expected to total $15,500,000.
Southwest United States
In the United States, Denison is undertaking the permitting for an estimated 90,000 feet (28,000 metres) of drilling originally planned in 2007. Initially, this drilling will be concentrating near the Company’s permitted and producing mines in Utah and Colorado. Because the drilling is near existing mines, the permitting for this activity is more onerous than anticipated. Based on current projections, the Company may be able to begin drilling in late 2007; however, this could be delayed until 2008 due to the additional permitting requirements.
Mongolia
In Mongolia, Denison has committed to a substantial increase in work over previous years. Denison maintains a majority interest in two deposits and a large number of exploration projects which have returned uraniferous intersections. Following a review in late 2006 of decade-long exploration programs by Denison and predecessor companies, a decision was made to substantially accelerate work on two advanced deposits potentially containing economically recoverable resources and to accelerate exploration on these and other high potential projects. A major 160,000 metre, two-year drill program is planned in order to investigate these targets and prepare two areas for prefeasibility work in preparation for commercial production by 2010. Exploration spending in Mongolia in 2007 is expected to total $6,618,000. Drilling of one of the advanced projects is well underway. Two additional drill contractors are drilling on the remaining two exploration project areas. Concurrent with the drill programs, a program of hydrological well installation and monitoring will take place to aid in the definition of the hydrological regimes and provide baseline data for the feasibility work. Environmental baseline monitoring and preliminary engineering will also be completed in 2007.
Australia
Energy Metals Limited (“Energy Metals”), an Australian listed company (ASX-EME), continues to receive good results from its Bigrlyi joint venture near Alice Springs in Australia as announced by it on July 25, 2007. Denison owns an 11% equity interest in Energy Metals and is looking to further participate in advanced projects in Australia.
OmegaCorp Limited (“Omega”) Transaction
The initial offer to acquire any and all of the shares of Omega closed on April 13, 2007 with Denison acquiring approximately 51,000,000 shares or approximately 33% of the issued capital of Omega. On June 25, 2007, Denison announced a new takeover offer to acquire all of the remaining shares of OmegaCorp at a price of AU$1.30 and has acquired approximately 97,300,000 additional shares on the open market to hold approximately 148,522,000 shares out of approximately 154,000,000 shares of Omega to hold approximately 96.3%.

Liquidity
During the quarter Denison sold the majority of its investment in Fortress Minerals Corp. for $28,923,000 and sold other portfolio investments for proceeds of $16,523,000. At June 30, 2007, Denison had cash and cash equivalents of $177,758,000 and portfolio investments with a market value of $94,174,000. Subsequent to the quarter end, Denison invested approximately $109,000,000 on the acquisition of additional shares of Omega.
Conference Call
Denison is hosting a conference call on August 10, 2007 starting at 11:00 A.M. (Toronto time) to discuss the Second Quarter 2007 results. The webcast will be available live through a link on Denison’s website www.denisonmines.com and by telephone at 416-695-9757. A recorded version of the conference call will be available by calling 416-695-5275 (password: 647649#) approximately two hours after the conclusion of the call. The presentation will also remain available at www.denisonmines.com.
Additional Information
Additional information on Denison is available on SEDAR at www.sedar.com and on the Company’s website at www.denisonmines.com.
About Denison
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
For further information contact:

E. Peter Farmer	(416) 979-1991 Extension 231
Chief Executive Officer

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Operating Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production, the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium and vanadium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the Annual Information Form dated March 27, 2007 of the Company filed with the securities regulatory authorities in Canada and available at www.sedar.com and the Company’s Form 40-F filed with the United States Securities and Exchange Commission at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of Denison Mines Corp. for the 15 month months ended December 31, 2006 and other continuous disclosure documents filed since those dates available at www.sedar.com and www.sec.gov, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States’ investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint venture interests (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the comparable period in the previous year. This MD&A is dated as of August 9, 2007 and should be read in conjunction with the Company’s unaudited consolidated financial statements for the six months ended June 30, 2007 and the Company’s audited consolidated financial statements and related notes for the fifteen months ended December 31, 2006. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production, the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium and vanadium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities and other factors listed under the heading RISK FACTORS in Denison’s Annual Information Form available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, which only apply as of the date hereof, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

OVERVIEW
Denison is a diversified, growth-oriented, intermediate uranium producer. With seven active uranium mining projects in North America (five in the U.S. and two in Canada), Denison expects estimated production of over 3.6 million pounds in 2008, increasing to over 5 million pounds of uranium oxide in concentrates (“U3O8”) by 2011. Denison’s assets include an interest in two of the four licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted, operating and undergoing expansion. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the southwestern United States. Denison also has exploration and development stage properties in Mongolia and, indirectly through its investments, in Australia and Africa.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the American Stock Exchange (the “AMEX”) under the symbol “DNN”.
SELECTED FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three and six months ended June 30, 2007 and 2006:

	Three Months	Three Months	Six Months	Six Months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2007	2006	2007	2006

Results of Operations:
Total revenues	$18,809,000	$2,000	$30,528,000	$668,000
Net income (loss)	40,489,000	(2,886,000)	35,423,000	(5,360,000)
Basic and diluted earnings (loss) per share	0.21	(0.03)	0.19	(0.06)
Diluted earnings (loss) per share	0.21	(0.03)	0.18	(0.06)

			As at June 30,	As at Dec. 31,
			2007	2006

Financial Position:
Working capital			$198,176,000	$93,743,000
Long-term investments			94,174,000	16,600,000
Property, plant and equipment			453,554,000	403,571,000
Total assets			900,061,000	659,348,000
Total long-term liabilities			$129,281,000	$123,244,000

RESULTS OF OPERATIONS
General
The Company recorded net income of $40,489,000 ($0.21 per share) for the three months ended June 30, 2007 compared with a net loss of $2,886,000 ($0.03 per share) for the same period in 2006. For the six months ended June 30, 2007, the company recorded net income of $35,423,000 ($0.19 per share) compared with a loss of $5,360,000 ($0.06 per share) for the same period in 2006. The results for 2006 have been restated to reflect the

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

change in accounting policy to expense exploration costs as discussed in Note 3 of the Financial Statements for the period ended December 31, 2006.
Revenues totaled $18,809,000 for the three months ended June 30, 2007 and $30,528,000 for the six months ended June 30, 2007 compared with $2,000 and $668,000 for the same periods in 2006. Expenses totaled $18,081,000 for the three months and $35,670,000 for the six months ended June 30, 2007 period compared with $4,494,000 and $8,833,000 for the same periods in 2006. Net other income totaled $37,678,000 for the three month and $38,236,000 for the six month periods in 2007 compared with $1,606,000 and $2,805,000 for 2006.
Revenues
Uranium sales revenue for the second quarter totaled $15,243,000. Sales revenue includes the sale of 70,000 pounds of U3O8 production from the McClean Lake joint venture at an average sales price of $80.51 per pound and an adjustment to the amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI in the amount of $143,000 and the sale of 75,000 pounds of production from the White Mesa mill at a price of $130.00 per pound.
For the six months ended June 30, 2007, uranium sales revenue totaled $23,556,000 consisting of sales of 185,000 pounds of production from the McClean Lake joint venture at an average price of $69.17 per pound and the amortization of the fair value increment related to long term sales contracts from the acquisition of Denison Mines Inc. (“DMI”) in the amount of $1,009,000 and the sales of 75,000 pounds of production at the White Mesa mill at $130.00 per pound.
Denison markets its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”). Generally, sales are made under several long-term contracts with nuclear utilities with a variety of pricing mechanisms. Denison’s share of current contracts sales volumes is set out in the table below:
Current Contracted Sales Volumes (Note 1)
(pounds U3O8 x 1000)

(in thousands)	2007	2008	2009	2010	Pricing
Market Related	590	590	440	0	80% to 85% of Spot
Legacy Base Escalated	220	220	0	0	$20.00 to $26.00
Legacy Market Related	0	140	210	0	96% of Spot

1.	Assumes customers take maximum quantities permitted by contract
Agreements with the AREVA Group call for production to be allocated first to the market related contracts with any surplus to be apportioned over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices. These contracts have been fair valued at December 1, 2006 and a liability was recorded in the amount of $14,848,000 which will be amortized through revenue over the life of the contracts.
During the second quarter, the White Mesa mill continued processing alternate feed materials. Processing revenue for the quarter totaled $263,000 (2006:$2,000) and for the six months totaled $2,411,000 (2006:$688,000). The Company receives a fee for these alternate feed materials once they are delivered to the mill. The fees are recorded as deferred revenue until the materials are processed at which time revenues are recognized. At June 30, 2007, approximately 9,000 tons of these types of alternate feed materials remained in stockpile.
Also during 2007, the Company continued to receive high-grade alternate feed materials under its existing contract with Cameco Corporation. The Company does not receive a recycling fee for these materials, however the Company is able to retain all of the proceeds received from the sale of the uranium produced. As of June 30, 2007, there were approximately 2,200 tons of these high-grade materials at the mill to be processed, containing approximately 232,000 pounds of uranium.
At June 30, 2007, the Company held approximately 304,000 pounds of uranium produced from alternate feed with a market value based on the current quoted spot price of uranium of approximately $33,440,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Denison markets its production from the White Mesa mill directly. It currently has one term contract for 17% of such production up to maximum of 6.5 million pounds with a minimum of 2.5 million pounds by the end of 2011. The contract price is 95% of the long term price the month prior to delivering with a floor price of $45.00.
The Company continues to hold approximately 46,000 pounds of vanadium in inventory, as vanadium pregnant liquor, for future sale.
Revenue from the environmental services division was $1,174,000 for the three months and $1,948,000 for the six months ended June 30, 2007.
Revenue from the management contract with Uranium Participation Corporation was $2,130,000 for the three months and $2,613,000 for the six months ended June 30, 2007.
Uranium Production
Total uranium production for the Company from its Canadian and U.S. operations for the three months ended June 30, 2007 was 130,000 pounds and 313,000 pounds for the six months ended June 30, 2007. The McClean Lake joint venture produced 329,000 pounds of uranium for the three months and 784,000 pounds for the six months ended June 30, 2007 compared to production of 382,000 pounds and 666,000 pounds for the same periods in 2006. Denison’s 22.5% share of the 2007 production totaled 74,000 pounds for the three months and 176,000 pounds for the six months ended June 30, 2007. Production at the White Mesa mill from alternate feed milling was 56,000 pounds of uranium for the three months and 137,000 pounds for the six months ended June 30, 2007.
In June 2006, the Company announced the recommencement of active mining operations at a number of its U.S. uranium/vanadium mines in the Colorado Plateau district. Currently mining is underway at four locations on the Colorado Plateau and a fifth mine at the Henry Mountains complex is completing the rehabilitation work prior to going into production. Mined ore is being stockpiled at the White Mesa mill with the milling of the ore scheduled to commence early in 2008. As of the end of June 30, 2007, a total of 14,988 tons has been stockpiled at the mill.
Operating Expenses
Operating expenses for the three months were $10,607,000 and $19,700,000 for the six months ended June 30, 2007 as compared to $601,000 and $1,388,000 for the same periods in 2006. The expenses for the six months include $12,291,000 related to mining operations in Canada; $4,952,000 related to processing operations in the U.S. and $1,998,000 related to environmental services expenses.
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $436,000 for the second quarter and $981,000 for the six months. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales from Saskatchewan production after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.6% of gross uranium sales and capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. For uranium production after January 1, 2007, the factor applied to gross uranium sales for Saskatchewan capital tax purposes was reduced to 3.3% with further reductions scheduled in 2007 and 2008. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has not paid tiered royalties in the past and has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for at least two years.
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and also on a 100% basis in Canada and Mongolia. For the three months ended June 30, 2007 exploration expenditures totaled $3,480,000 and totaled $8,529,000 for the six months ended June 30, 2007 as compared to $2,816,000 and $5,316,000 for the corresponding periods in 2006.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the AREVA operated McClean and Midwest joint ventures. A significant discovery, termed the Mae Zone and located northeast of the proposed Midwest open pit, was drilled this past winter. Denison is also participating in a total of 33

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

other exploration projects concentrating in the productive South East margin of the Athabasca basin. Denison is operator of two mid stage projects, the Moore Lake and the Wheeler River Joint Ventures, included in this portfolio. Denison’s share of exploration spending on its Canadian properties totaled $3,381,000 of which $3,161,000 was expensed in the statement of operations for the three months ended June 30, 2007 and totaled $8,545,000 of which $8,006,000 was expended in the statement of operation for the six months ended June 30, 2007.
The remaining exploration expenditures of $319,000 for the three month period and $461,000 for the six month period ended June 30, 2007 were spent in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan and Haraat uranium deposits have also been incurred. Development work includes extensive resource delineation drilling, hydrological drilling, plant design and environmental studies.
General and Administrative
General and administrative expenses were $3,558,000 for the three months and $6,460,000 for the six months ended June 30, 2007 compared with $1,077,000 and $2,129,000 for the same periods in 2006. The increase was primarily the result of the inclusion of DMI effective December 1, 2006, a ramping up of the company’s operations and an increase in public company expenses due to additional compliance costs. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income and expenses totaled a net other income of $37,678,000 for the three months and $38,236,000 for the six months ended June 30, 2007 compared with $1,606,000 and $2,805,000 for the same periods in 2006. During the three months ended June 30, 2007 Denison disposed of the majority of its shares in Fortress Minerals Corp. as well as some portfolio investments and recorded a gain of $38,644,000 for the period.
Urizon Joint Venture
The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. (“NFS”) for the pursuit of a U.S. Department of Energy (“DOE”) alternate feed program for the mill. This 50/50 joint venture is carried out through Urizon Recovery Systems, LLC (“Urizon”). The joint venture currently expects that a decision will be made by the DOE as to how it intends to proceed on the disposition of the material and that the joint venture will have an opportunity to propose the Urizon Program as a suitable disposition option for this feedstock. The accounts of Urizon are included in the Company’s financial statements on a proportionate consolidation basis.
Investment in OmegaCorp Limited
At June 30, 2007, Denison owned approximately 51,000,000 common shares of OmegaCorp Limited (“Omega”) to hold approximately 33% of the outstanding share capital of Omega. In June 2007, Denison announced a new takeover offer to acquire all of the remaining shares of Omega that it does not already own at a price of AU$1.30 per share for total consideration of AU$134 million (CDN$121 million). In July and early August, Denison purchased shares in the open market to hold approximately 148,522,000 shares out of approximately 154,000,000 shares of Omega to hold approximately 96.3%.
OUTLOOK FOR 2007
Mining and Production
Mining at the Sue E pit at McClean Lake in northern Saskatchewan is proceeding with waste mining somewhat behind schedule. In June two 100 ton trucks were procured to help with this situation and a new shovel was also commissioned in June. Completion of the pit will slip into the first quarter of 2008; however, this will not impact ore production for the mill during the remainder of the year. U3O8 production in 2007 is expected to be 1.8 million pounds. Stripping of the Sue B pit also commenced in June and a contractor is performing this work.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Production levels at McClean Lake will increase next year to 3.2 to 4.0 million pounds and is estimated to increase to approximately 9.0 million pounds per year when Midwest comes on stream in 2011.
Mining operations on the Colorado Plateau are well underway with four mines in operation. Production from the Sunday mine, the last to be put into operation, is expected to add about 100 tons of ore daily to the current daily U.S. production from the Pandora, Topaz and St. Jude mines that will aggregate to about 550 tons per day by the third quarter. Production from these mines, in the area known as the Colorado Plateau District, is being hauled to Denison’s White Mesa mill and is currently being stockpiled. Milling of conventional ore is scheduled for the end of the first quarter of 2008 when the milling of the alternate feed is completed and at least 150,000 tons of ore is stockpiled at the mill.
At the Tony M mine within the Henry Mountains Complex, which is located in Utah, permitting is progressing well and it is expected that full operational permits will be received in the third quarter, 2007. Rehabilitation of the mine has commenced under the exploration permit that the Company has in place for the Tony M mine. Production from this mine is anticipated in late third quarter of this year. Rehabilitation work has begun at the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona. Ore production from this mine is anticipated by mid-2008.
At the White Mesa mill, a $15 million modernization program is proceeding on schedule. In July, the Company received a construction permit to begin the relining of tailings cell 4A. This cell will provide approximately 2.2 million tons of additional tailings capacity. In addition to the relining of cell 4A, the modernization program includes modifications to the mill circuit, upgrading of equipment and upgrading the mill’s process control system. The mill continues to process alternate feed material from several large contracts. Uranium production at the White Mesa mill for 2007 is anticipated to be about 300,000 pounds increasing to 2.9 million pounds of U3O8 and 4.0 million pounds of vanadium in 2008. The Company intends to maximize the advantage of its 100% ownership in the only conventional operating uranium/vanadium mill in the U.S. To that end, in addition to processing its own ore and alternate feed material, the Company has commenced negotiating toll milling arrangements with other mines in the region and has prepared an ore buying schedule which was released in July 2007.
EXPLORATION
Athabasca Basin in Canada
In the Athabasca Basin, Denison is participating in over 35 exploration projects, primarily located in the productive southeast part of the Basin and within open pit depths and trucking distance of the operating mills. Denison, together with ARC and Cameco Corporation, now control the majority of the highly favourable geology in the prolific southeastern sector of the Basin. The Company’s projects in the Basin represent a good balance of grass roots, mid stage, and developed projects.
Denison is participating in thirteen drill programs during the current summer season in the Basin. At the Midwest project where Denison maintains a 25.17% interest, operator ARC’s focus in a late summer drill program will be on drilling the west extension of the Mae zone, one of the most economically important discoveries in recent years. Work was completed this past winter from the ice of McMahon Lake and was successful in delineation of the main and east part of this important discovery. Denison is operator on the Wheeler River, Moore Lake, Park Creek, Huard-Kirsch, Bell Lake, North Wedge and Crawford Lake joint ventures. On Denison’s operated and non-operated projects, a total of approximately 20,000 metres of drilling is planned this summer. Work in the early part of the summer was delayed by province wide permitting issues and a very significant forest fire season, but is now getting well on track.
In addition to these major drill campaigns, Denison is carrying out a number of different geophysical surveys to identify targets for future drill programs. Almost 7,000 line kilometres of airborne geophysical surveys are currently being flown over eight properties. Denison is also carrying out a variety of ground geophysical surveys on two properties.
Denison’s exploration spending in 2007 in the Athabasca basin is expected to total $15,500,000.
Southwest United States
In the United States, Denison is undertaking the permitting for an estimated 90,000 feet (28,000 metres) of drilling originally planned in 2007. This drilling will be initially concentrating near the Company’s permitted and producing mines in Utah and Colorado. Because the drilling is near existing mines, the permitting for the activity is more onerous than anticipated. Based on current projections the Company may be able to begin drilling in late 2007; however, this could be delayed until 2008 due to the additional permitting requirements.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Mongolia
In Mongolia, Denison is committing to a substantial increase in work over previous years. Denison maintains a majority interest in two deposits and a large number of exploration projects which have returned uraniferous intersections. Following a late 2006 review of decade-long exploration programs by Denison and predecessor companies, a decision was made to substantially accelerate work on two advanced deposits, potentially containing economically recoverable resources, and to also accelerate exploration on these and other high potential projects. A major 160,000 metre, two-year drill program has been authorized and is underway in order to investigate these targets and prepare two areas for prefeasibility work in preparation for commercial production by 2010. Exploration spending in Mongolia in 2007 is expected to total $6,618,000. Drilling on these two advanced projects and reconnaissance drilling on a third high potential exploration project is well underway. Concurrent with the drill programs, a program of hydrologic well installation and monitoring will take place to aid in the definition of the hydrological regimes and provide baseline data for the feasibility work. Environmental baseline monitoring and preliminary engineering will also be completed in 2007.
Australia
Energy Metals Limited (“Energy Metals”), an Australian listed company (ASX — EME) continues to receive good results from its Bigrlyi joint venture near Alice Springs in Australia as announced by it on July 25, 2007. Denison owns an 11% equity interest in Energy Metals and is looking to further participate in advanced projects in Australia.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $177,758,000 at June 30, 2007 compared with $105,027,000 at March 31, 2007 and $69,127,000 at December 31, 2006.
Cash flow generated from (used in) operating activities was $537,000 for the three months and ($4,905,000) for the six months ended June 30, 2007 compared with ($4,002,000) and ($8,498,000) during the same periods in 2006. Net cash provided by or used in operating activities are comprised of net income or loss for the period, adjusted for non-cash items and for changes in working capital items. For the three months ended June 30, 2007, significant changes in working capital items include an increase of $1,080,000 in inventories (2006 period: $1,406,000), and a decrease of $1,854,000 in trade and other receivables (2006 period: decrease of $279,000). For the six months ended June 30, 2007, significant changes in working capital items include an increase of $3,466,000 in inventories (2006 period: $2,429,000), an increase of $3,256,000 in accounts payable and accrued liabilities (2006 period: $525,000), and a decrease of $2,051,000 in deferred revenue (2006 period: increase of $48,000).
Cash flow generated from (used in) investing activities was $42,369,000 for the three months and ($12,276,000) for the six months ended June 30, 2007 compared with ($1,159,000) and ($2,648,000) during the same periods in 2006. For the three months ended June 30, 2007, the increase was due primarily to proceeds from the sale of long-term investments of $45,446,000, the settlement of notes receivable of $10,203,000, offset by the capital expenditures of $7,649,000 and the purchase of long-term investments of $5,262,000. For the six months ended June 30, 2007, the decrease was due primarily to the purchase of shares of Omega for $49,766,000, capital expenditures of $16,976,000, offset by proceeds from the sale of long-term investments of $45,446,000.
Cash flow generated from financing activities was $12,271,000 for the three months and $107,094,000 for the six months ended June 30, 2007 compared with $41,000 and $35,000 during the same periods in 2006. For the three months ended June 30, 2007, the cash generated was due primarily to the flow-through share issuance for total net proceeds of $15,540,000. For the six months ended June 30, 2007 the increase is due primarily to the completion of an equity financing for net proceeds of $86,626,000 and the close of the flow-through share offering.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.
The Company was also a party to a temporary revolving credit facility agreement with UPC (not to exceed CDN$15,000,000) which was fully secured by the uranium investments of UPC. Interest under the credit facility was based upon Canadian bank prime plus 1%. Standby fees also applied at a rate of 1% of the committed facility amount. The facility was repaid and cancelled on April 10, 2007.
In June 2007, the Company sold 75,000 pounds of U3O8 to UPC at a price of $130.00 per pound for total consideration of $9,750,000.
The following transactions were incurred with UPC during three months and six months ended June 30, 2007:

	Three Months	Six Months
	ended June 30,	Ended June 30,
	2007	2007

Uranium Sales Revenue	$9,750,000	$9,750,000
Fees earned from UPC included in revenue:
Management fees, including out-of-pocket expenses	706,000	1,190,000
Commission fees on purchase and sale of uranium	1,423,000	1,423,000
Fees earned from UPC included in other income:
Loan interest under credit facility	25,000	191,000
Standby fee under credit facility	1,000	9,000

	$11,905,000	$12,563,000

At June 30, 2007, accounts receivable includes $734,000 due from UPC with respect to the fees indicated above.
During the quarter, the Company sold the majority of its interest in Fortress Minerals Corp. consisting of 26,398,750 shares at CDN$1.25 per share. Of this amount, 16,562,500 shares were purchased by an entity associated with Lukas Lundin, a director of the company.
During the three months and six months ended June 30, 2007, the Company had the following additional related party transactions:
a)	incurred management and administrative service fees of $49,000 for the three months and $95,000 for the six months ended June 30, 2007. (2006: $48,000 and $95,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At June 30, 2007, an amount of $51,000 was due to this company;

b)	provided executive and administrative services to Fortress and charged an aggregate of $3,000 for the three months and $31,000 for the six months ended June 30, 2007. (2006: $28,000 and $59,000) for such services. At June 30, 2006, an amount of $70,000 was due from Fortress relating to this agreement.
OUTSTANDING SHARE DATA
At August 8, 2007, there were 189,696,835 common shares issued and outstanding, 5,597,654 stock options outstanding to purchase a total of 5,597,654 common shares and 3,321,151 warrants outstanding to purchase a total of 9,564,915 common shares, for a total of 204,859,404 common shares on a fully-diluted basis.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

IMPACT OF ADOPTION OF NEW ACCOUNTING STANDARDS
Effective January 1, 2007, the company adopted CICA Handbook Section 1530: “Comprehensive Income” which establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income and adopted CICA Handbook Section 3855: “Financial Instruments — Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Under this Standard, assets classified as available-for-sale securities are revalued at the balance sheet date and gains and losses are included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement. At June 30, 2007, the Company had certain long-term investments that were classified as available-for-sale securities under this new standard and an unrealized gain of $28,307,000 has been included in accumulated other comprehensive income.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s securities, including the factors listed in the Company’s Annual Information Form available at www.sedar.com and Form 40-F available at www.sec.gov. The information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.

DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At	At
	June 30	December 31
	2007	2006

ASSETS
Current
Cash and equivalents	$177,758	$69,127
Trade and other receivables	10,234	8,964
Note receivable (Note 18)	—	9,439
Inventories (Note 3)	25,257	21,553
Prepaid expenses and other	1,395	786

	214,644	109,869

Long-term investments (Note 4)	94,174	16,600
Property, plant and equipment, net (Note 5)	453,554	403,571
Restricted investments (Note 6)	16,498	15,623
Goodwill and other intangibles (Note 7)	121,191	113,685

	$900,061	$659,348

LIABILITIES
Current
Accounts payable and accrued liabilities	$10,487	$6,737
Deferred revenue	1,788	3,839
Current portion of long-term liabilities:
Post-employment benefits (Note 8)	375	343
Reclamation and remediation obligations (Note 9)	573	524
Other long-term liabilities (Note 10)	3,245	4,683

	16,468	16,126

Provision for post-employment benefits (Note 8)	3,855	3,628
Reclamation and remediation obligations (Note 9)	19,098	17,923
Other long-term liabilities (Note 10)	11,148	9,489
Future income tax liability	95,180	92,204

	145,749	139,370

SHAREHOLDERS’ EQUITY
Share capital (Note 11)	662,706	548,069
Share purchase warrants (Note 12)	11,728	11,733
Contributed surplus (Notes 13 & 14)	24,870	30,752
Deficit	(26,655)	(62,078)
Accumulated other comprehensive income
Cumulative foreign currency translation gain (loss)	53,356	(8,498)
Unrealized gains on portfolio investments-net (Note 15)	28,307	—

	754,312	519,978

	$900,061	$659,348

Contingent liabilities and commitments (Note 19)
See accompanying notes to the consolidated financial statements
Financial Statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months Ended		Six Months Ended
		(Note 2)		(Note 2)
		Restated		Restated
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006

REVENUES	$18,809	$2	$30,528	$668

EXPENSES

Operating expenses	10,607	601	19,700	1,388
Sales royalties and capital taxes	436	—	981	—
Mineral property exploration	3,480	2,816	8,529	5,316
General and administrative	3,558	1,077	6,460	2,129

	18,081	4,494	35,670	8,833

Income (loss) from operations	728	(4,492)	(5,142)	(8,165)
Net other income (Note 16)	37,678	1,606	38,236	2,805

Income (loss) for the period before taxes	38,406	(2,886)	33,094	(5,360)

Income tax recovery (expense):
Current	(1,735)	—	(1,735)	—
Future	3,818	—	4,064	—

Income (loss) for the period	$40,489	$(2,886)	$35,423	$(5,360)

Deficit, beginning of period	(67,144)	(47,943)	(62,078)	(47,943)

Deficit, end of period	$(26,655)	$(50,829)	$(26,655)	$(53,303)

Income (loss) for the period	$40,489	$(2,886)	$35,423	$(5,360)
Other comprehensive income
Change in foreign currency translation	55,084	—	61,854	—
Change in unrealized gain on investments — net	(14,125)	—	3,465	—

Comprehensive income (loss)	$81,448	$(2,886)	$100,742	$(5,360)

Net income (loss) per share:
Basic	$0.21	$(0.03)	$0.19	$(0.06)
Diluted	$0.21	$(0.03)	$0.18	$(0.06)

Weighted-average number of shares outstanding (in thousands):
Basic	189,459	88,446	187,740	88,432
Diluted	196,019	89,446	194,049	89,485

See accompanying notes to the consolidated financial statements
Financial Statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
		(Note 2)		(Note 2)
		Restated		Restated
	June 30	June 30	June 30	June 30
CASH PROVIDED BY (USED IN):	2007	2006	2007	2006

OPERATING ACTIVITIES
Net income (loss) for the period	$40,489	$(2,886)	$35,423	$(5,360)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	3,123	157	5,384	293
Stock-based compensation	342	7	688	7
Net loss (gain) on sale of assets	(38,633)	2	(38,663)	18
Equity in loss of Fortress Minerals Corp.	(884)	1,170	—	2,111
Dilution gain	—	(527)	—	(2,365)
Change in future income taxes	(3,818)	—	(4,064)	—
Net change in non-cash working capital items
Trade and other receivables	1,854	(279)	(423)	(1,422)
Inventories	(1,080)	(1,406)	(3,466)	(2,429)
Prepaid expenses and other assets	(719)	205	(599)	76
Accounts payable and accrued liabilities	198	(462)	3,256	525
Post-employment benefits	(112)	—	(209)	—
Reclamation and remediation obligations	(97)	—	(181)	—
Deferred revenue	(126)	17	(2,051)	48

Net cash from (used in) operating activities	537	(4,002)	(4,905)	(8,498)

INVESTING ACTIVITIES
Decrease in notes receivable	10,203	—	9,691	—
Purchase of long-term investments	(5,262)	—	(49,766)	(915)
Proceeds from sale of long-term investments	45,446	—	45,446	—
Expenditures on property, plant and equipment	(7,649)	(1,026)	(16,976)	(1,474)
Proceeds from sale of property, plant and equipment	88	—	88	—
Increase in restricted investments	(457)	(133)	(759)	(259)

Net cash from (used in) investing activities	42,369	(1,159)	(12,276)	(2,648)

FINANCING ACTIVITIES
Decrease in other long-term liabilities	(13)	(7)	(21)	(13)
Deposits in advance of shares issued	(5,856)	—	—	—
Issuance of common shares for:
Private placements	15,540	—	102,166	—
Exercise of stock options and warrants	2,600	48	4,949	48

Net cash from (used in) financing activities	12,271	41	107,094	35

Foreign exchange effect on cash and equivalents	17,554	—	18,718	—

Net increase (decrease) in cash and equivalents	72,731	(5,120)	108,631	(11,111)
Cash and equivalents, beginning of period	105,027	37,928	69,127	43,919

Cash and equivalents, end of period	$177,758	$32,808	$177,758	$32,808

See accompanying notes to the consolidated financial statements
Financial Statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS

Denison Mines Corp. is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States and Mongolia, principally through joint ventures. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced. The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the 15 month period ended December 31, 2006.

All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the 15 month period ended December 31, 2006, except for the changes noted under the “Accounting Policies” section below.

Principles of Consolidation and Accounting for Investments

These consolidated financial statements include the accounts of Denison Mines Corp., its subsidiaries and its share of assets, liabilities, revenues and expenses of jointly-controlled companies and unincorporated ventures proportionate to the Company’s percentage ownership or participating interest. All significant intercompany balances and transactions have been eliminated on consolidation.

The companies and ventures controlled by Denison Mines Corp. are consolidated using the full consolidation method. Control is defined as the direct or indirect power to govern a company’s financial and operating policies in order to benefit from its activities.

The companies and ventures jointly controlled by Denison Mines Corp. are consolidated using the proportionate consolidation method. Joint control is deemed to exist when agreements exist that require that material changes to the operating, investing and financing policies of such company or venture be approved by a percentage of the participating interest sufficiently high enough to prevent any one participant from exercising unilateral control.

The companies and ventures in which Denison Mines Corp. exercises significant influence over financial policy and management (“associates”) are accounted for using the equity method. In determining whether significant
Financial Statements

influence exists, the Company evaluates a number of criteria including the percentage of voting interest held, and representation on the board of directors or in senior management.

The Company continued to add to its interest in OmegaCorp Limited (“Omega”) during the quarter. Although its ownership percentage has increased, the Company is accounting for Omega as a portfolio investment carried at fair value as the Company has determined that it does not exercise significant influence over this entity at June 30, 2007 (see note 4).

The Company divested a majority of its investment in Fortress Minerals Corp. (“Fortress”) during the quarter. Accordingly, the Company is accounting for its remaining investment in Fortress as a portfolio investment carried at fair value. Prior to the divestiture, the Company used the equity method (see note 4).

The following table sets forth the Company’s ownership of its significant mining interests as at June 30, 2007:

Ownership
Interest

Through majority owned subsidiaries
Arizona Strip	100.00%
Henry Mountains	100.00%
Colorado Plateau	100.00%
Sunday Mine	100.00%
Gurvan Saihan Joint Venture	70.00%

As interests in incorporated and unincorporated joint ventures, or jointly controlled assets
McClean Lake	22.50%
Midwest	25.17%
Moore Lake	75.00%
Wheeler(1)	60.00%
Wolly(2)	6.50%

(1)	In October 2004, the Company entered into an option agreement with its joint venture partners to earn a further 20% ownership interest in the Wheeler project by funding CDN$7,000,000 in exploration expenditures over the next 6 years. As at June 30, 2007, the Company has fulfilled its obligations under the option agreement and has increased its ownership interest in the project from 40% to 60%.

(2)	In October 2004, the Company entered into an option agreement with its joint venture partners to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at June 30, 2007, the Company has incurred a total of CDN$2,395,000 towards this option and has earned a 6.5% ownership interest in the project under the phase-in ownership provisions of the agreement.
Accounting Policies and New Accounting Standards

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the 15 month period ended December 31, 2006, except for the following changes in accounting policies:

Financial Instruments — Recognition and Measurement

On January 1, 2007, the Company adopted the provisions of CICA Handbook Section 3855: Financial Instruments — Recognition and Measurement. Assets classified as available-for-sale securities are carried at fair value on the balance sheet and the resulting revaluation gains and losses are included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement. See Note 15 for the transitional impacts of this adoption.

Restatement of Comparative Numbers

In 2006, the Company adopted the expensing of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Previously, including interim periods during the 15 month period ended December 31, 2006, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP, provided that these exploration expenditures have the characteristics of property, plant and equipment and that capitalization is appropriate under the circumstances.

The primary purpose of this change in accounting policy is to align the accounting treatment of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential, with those of the Company’s producing peers in the resource industry.

The Company has adopted this change in accounting policy on a retroactive basis with restatement of the comparative periods presented. This change has also been applied to the Company’s recognition of its investment in Fortress Minerals Corp.
Financial Statements

Results for the three months and six months ended June 30, 2006 have been restated to reflect this change in accounting policy. The following table summarizes the effects of this change:

	As Previously
(in thousands)	Reported	Adjustment	As Restated

Statement of Operations and Deficit for the Three Months Ended June 30, 2006

Revenues	$2	$—	$2
Operating expenses	601	—	601
Mineral property exploration	—	2,816	2,816
General and administrative	1,077	—	1,077
Net other income (expense)	2,434	(828)	1,606

Net income (loss) for the period	$758	$(3,644)	$(2,886)

Statement of Operations and Deficit for the Six Months Ended June 30, 2006

Revenues	$668	$—	$668
Operating expenses	1,388	—	1,388
Mineral property exploration	—	5,316	5,316
General and administrative	2,129	—	2,129
Net other income (expense)	4,447	(1,642)	2,805

Net income (loss) for the period	$1,598	$(6,958)	$(5,360)

Statement of Cash Flows for the Three Months Ended June 30, 2006

Net cash used in operating activities	$(451)	$(3,551)	$(4,002)
Net cash from (used in) investing activities	(4,710)	3,551	(1,159)
Net cash from (used in) financing activities	41	—	41

Net decrease in cash and equivalents	$(5,120)	$—	$(5,120)

Statement of Cash Flows for the Six Months Ended June 30, 2006

Net cash used in operating activities	$(3,727)	$(4,771)	$(8,498)
Net cash from (used in) investing activities	(6,882)	4,234	(2,648)
Net cash from (used in) financing activities	(502)	537	35

Net decrease in cash and equivalents	$(11,111)	$—	$(11,111)

Financial Statements

3.	INVENTORIES

The inventories balance consists of:

	At June 30	At December 31
(in thousands)	2007	2006

Uranium and vanadium concentrates	$10,149	$9,758
Inventory of ore in stockpiles	12,158	8,817
Mine and mill supplies	2,950	2,978

	$25,257	$21,553

4.	LONG-TERM INVESTMENTS

The long-term investments balance consists of:

	At June 30, 2007		At December 31, 2006
	Carrying /		Carrying /
(in thousands except shares)	Fair Value	Cost	Fair Value	Cost

Portfolio investments (1)	$94,174	$59,910	$35,257	$10,249

Investment in affiliates (2)	—	—	6,351	6,351

	$94,174	$59,910	$41,608	$16,600

(1)	For accounting purposes, effective January 1, 2007, portfolio investments are carried at fair value on the balance sheet. The adjustments to fair value have been reflected in other comprehensive income net of tax;

(2)	Investments in affiliates are those in which the Company exercises significant influence. For accounting purposes, these investments are accounted for using the equity method and are not carried at fair value.
OmegaCorp Limited (“Omega”)

During the six months ended June 30, 2007, the Company acquired 51,246,281 common shares of Omega at a cost of approximately $48,974,000 representing approximately 33% of its issued and outstanding shares. Although the Company had an equity interest exceeding 20% at June 30, 2007, the investment has been accounted for at fair value as the Company did not exercise significant influence over Omega. See note 20 for further details on additional share acquisitions of Omega subsequent to the quarter end.

Energy Metals Corp. (“EMC”)

During the six months ended June 30, 2007, the Company sold 1,152,000 common shares of EMC for cash consideration of approximately $16,523,000. The resulting gain has been included in net other income in the statement of operations (see note 16). The Company no longer holds a common share interest in EMC.

Fortress Minerals Corp. (“Fortress”)

During the six months ended June 30, 2007, the Company sold 26,398,750 common shares of Fortress for cash consideration of approximately $28,923,000. The resulting gain has been included in net other income in the statement of operations (see note 16 and note 18).

The Company continues to hold 4,200,000 shares of Fortress at June 30, 2007 or approximately 5% of the voting interest. As a result of the decrease in its ownership interest, the Company has discontinued the use of the equity method in accounting for this investment and used the fair value method. The appropriate portion of cumulative equity accounting adjustments as at June 30, 2007 have been derecognized and included in the gain referred to above.
Financial Statements

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	At June 30	At December 31
(in thousands)	2007	2006

Cost, net of write-downs
Mill infrastructure and mining related equipment	$96,267	$84,133
Mineral properties	367,660	326,331
Environmental services and other	1,847	1,126

	465,774	411,590

Accumulated depreciation and amortization
Mill infrastructure and mining related equipment	7,632	7,001
Mineral properties	4,327	996
Environmental services and other	261	22

	12,220	8,019

Property, plant and equipment, net	$453,554	$403,571

Net book value
Mill infrastructure and mining related equipment	$88,635	$77,132
Mineral properties	363,333	325,335
Environmental services and other	1,586	1,104

	$453,554	$403,571

Mineral Properties

On March 6, 2007, the Company acquired certain uranium deposits located in the Arizona Strip district in northeastern Arizona for cash consideration of $5,500,000 (excluding deal costs) plus a 1% royalty.

In January 2007, the Company completed a mineral property acquisition in the Henry Mountains district by issuing an additional 103,000 shares at a value of $947,000 (see note 11).

6.	RESTRICTED INVESTMENTS

The Company has certain restricted investments deposited to collateralize its reclamation and certain other obligations. The restricted investments balance consists of:

	At June 30	At December 31
(in thousands)	2007	2006

U.S. mill and mine reclamation	$14,597	$13,667
Elliot Lake reclamation trust fund	1,901	1,541
Letter of credit collateral	—	415

	$16,498	$15,623

U.S. Mill and Mine Reclamation

The Company has cash and cash equivalents as collateral for various bonds posted in favour of state regulatory agencies in Utah, Colorado and Arizona for estimated reclamation costs associated with its White Mesa mill and U.S. mining properties. During the three months ended June 30, 2007, the Company deposited an additional $775,000 into its collateral account.

Elliot Lake Reclamation Trust Fund

Pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company deposited an additional CDN$415,000 into the Elliot Lake Reclamation Trust Fund during the six months ended June 30, 2007.
Financial Statements

7.	GOODWILL AND OTHER INTANGIBLES

Goodwill

A continuity summary of goodwill is presented below:

Six Months
Ended
(in thousands)	June 30, 2007

Goodwill, beginning of period	$102,841

Fair value allocation adjustments	1,588
Foreign exchange	9,787

Goodwill, end of period	$114,216

Goodwill is not amortized and is tested annually for impairment. The goodwill has been allocated to the McClean and Midwest joint ventures.

During the six months ended June 30, 2007, the Company increased the fair value allocated to goodwill associated with its acquisition of Denison Mines Inc. (“DMI”) in December 2006. See “Other Intangibles” section for details.

Other Intangibles

A continuity summary of other intangibles is presented below:

Six Months
Ended
(in thousands)	June 30, 2007

Other intangibles, beginning of period	$10,844

Fair value allocation adjustments	(4,053)
Amortization	(487)
Foreign exchange	671

Other intangibles, end of period	$6,975

Other intangibles, by item:
UPC management contract	6,459
Urizon technology licenses	516

$6,975

During the six months ended June 30, 2007, the Company adjusted the fair value of the UPC management contract. The estimated useful life of the contract was reduced to 8 years from 13 years and the associated discounted cash flow stream was decreased by CDN$4,600,000. The fair value adjustment (net of future tax effects) has been reclassified to goodwill. The intangible asset is being amortized over its estimated life of 8 years.

The Urizon intangible asset consists of technology licenses held in the Company’s Urizon Joint Venture. This license is being amortized over an estimated useful life of 12 years and represents the Company’s 50% interest in Urizon’s technology licenses.
Financial Statements

8.	POST-EMPLOYMENT BENEFITS

A continuity summary of post-employment benefits is presented below:

Six Months
Ended
(in thousands)	June 30, 2007

Liability, beginning of period	$3,971

Benefits paid	(209)
Interest cost	102
Foreign exchange	366

Liability, end of period	$4,230

Post-employment benefits liability by duration:
Current	$375
Non-current	3,855

$4,230

9.	RECLAMATION AND REMEDIATION OBLIGATIONS

A continuity summary of reclamation and remediation obligations is presented below:

Six Months
Ended
(in thousands)	June 30, 2007

Reclamation obligations, beginning of period	$18,447

Accretion	624
Expenditures incurred	(181)
Foreign exchange	781

Reclamation obligations, end of period	$19,671

Site restoration liability by location:
U.S. Mill and Mines	$10,531
Elliot Lake	7,701
McLean Lake and Midwest Joint Ventures	1,439

$19,671

Site restoration liability :
Current	$573
Non-current	19,098

$19,671

Financial Statements

10.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	At June 30	At December 31
(in thousands)	2007	2006

Long-term debt:
Capital lease obligations	$100	$100
Notes payable	69	85
Unamortized fair value of sales and Canadian toll milling contracts	14,224	13,987

	$14,393	$14,172

Other long-term liabilities:
Current	3,245	4,683
Non-current	11,148	9,489

	$14,393	$14,172

Line of Credit

A Canadian chartered bank has provided DMI with a credit facility pursuant to a credit agreement dated effective November 2, 2005. The credit facility is a revolving CDN$500,000 facility with a one year term (subject to renewals) collateralized by all present and future assets of DMI and its subsidiaries. Interest under the credit facility is incurred based on bankers acceptances plus 2% or the lender’s prime rate plus 1%. To date, the Company has not incurred any indebtedness under the facility.

11.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2006	178,142,682	$548,069

Issues for cash
New issue gross proceeds	10,114,995	105,419
New issue gross issue costs	—	(3,253)
Exercise of stock options	1,333,161	4,937
Exercise of share purchase warrants	2,592	12
Issued for mineral property acquisition	103,000	947
Fair value of stock options exercised	—	6,570
Fair value of share purchase warrants exercised	—	5
Other	405	—

	11,554,153	114,637

Balance at June 30, 2007	189,696,835	$662,706

New Issues

In April 2007, the Company completed a private placement of 1,104,295 flow-through common shares at a price of CDN$16.30 per share for gross proceeds of $15,572,000 (CDN$18,000,000).

In January 2007, the Company completed a private placement of 9,010,700 common shares at a price of CDN$11.75 per share for gross proceeds of $89,847,000 (CDN$105,876,000).

Mineral Property Acquisition

In January 2007, the Company issued 103,000 common shares at a price of CDN$10.81 per share for a total value of $947,000 (CDN$1,113,000) as part of the acquisition of a U.S. uranium property.
Financial Statements

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company. As at June 30, 2007, the Company estimates that it has spent CDN$2,910,000 of the CDN$18,000,000 April 2007 flow-through share issue obligation. The Company has not yet renounced the tax benefit of the shares.

12.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the company and the associated dollar amounts is presented below:

	Number of
	Common Shares	Fair Value
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2006	9,567,507	$11,733

Fair value of share purchase warrants exercised	(2,592)	(5)

Balance at June 30, 2007	9,564,915	$11,728

Balance of common shares issuable by warrant series
November 2004 series (1)	3,156,915	5,898
March 2006 series (2)	6,408,000	5,830

	9,564,915	$11,728

(1)	The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009;

(2)	The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011;
13.	CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

Six Months
Ended
(in thousands)	June 30, 2007

Balance, beginning of period	$30,752

Stock-based compensation expense (note 14)	688
Fair value of stock options exercised	(6,570)

Balance, end of period	$24,870

14.	STOCK OPTIONS

On November 20, 2006, the Company’s shareholders approved amendments to the Company’s stock-based compensation plan (the “Plan”). The Plan, as amended, provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at June 30, 2007, an aggregate of 9,540,500 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have a term of three years without vesting provisions, except for grants to new employees which are subject to vesting provisions over a period of approximately two years.
Financial Statements

The movement in stock options in terms of common shares of the Company granted under the Plan for the six months ended June 30, 2007 is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN$)

Stock options outstanding, beginning of period	6,648,315	$6.23

Granted	282,500	12.72
Exercised	(1,333,161)	4.20
Expired	—	—

Stock options outstanding, end of period	5,597,654	$7.05

Stock options exercisable, end of period	5,401,005	$6.87

A summary of stock options outstanding in terms of common shares of the Company at June 30, 2007 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN$)

Stock options outstanding
$1.88 to $4.99	6.86	1,064,555	$2.18
$5.00 to $7.53	7.77	2,240,599	5.29
$10.78 to $15.30	2.49	2,292,500	11.02

Stock options outstanding, end of period	5.43	5,597,654	$7.05

Outstanding options expire between January 2008 and October 2016.

The fair value of each option granted during the six months ended June 30, 2007 is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the period:

Six Months
Ended
June 30, 2007

Risk-free interest rate	3.95% - 4.26%
Expected stock price volatility	46.4% - 63.0%
Expected life	2.1 - 3.5 years
Expected dividend yield	—
Fair value per share under options granted	CDN$3.26 - CDN$5.32

Financial Statements

Stock-based compensation has been recognized in the consolidated statement of operations as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2007	2006	2007	2006

Mineral property exploration	$61	$127	$113	$127
General and administrative	281	7	575	7

	$342	$134	$688	$134

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At June 30, 2007, the Company had an additional $469,000 in stock-based compensation expense to be recognized periodically to May 2009.

15.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Unrealized gains on portfolio investments — net

A continuity summary of unrealized gains on portfolio investments — net is as follows:

Six Months
Ended
(in thousands)	June 30, 2007

Balance, beginning of period	$—

Unrealized gains as at January 1, 2007, net of tax of $166	24,842

Net increase in unrealized gains during the period, net of tax	3,465

Balance, end of period, net of tax of $1,335	$28,307

16.	OTHER INCOME AND EXPENSES

The elements of net other income in the statement of operations is as follows:

	Three Months Ended		Six Months Ended
		(Restated)		(Restated)
	June 30	June 30	June 30	June 30
(in thousands)	2007	2006	2007	2006

Net interest income	$1,638	$496	$3,242	$928
Gain (loss) on foreign exchange	(3,399)	1,756	(3,645)	1,641
Gain (loss) on sale of land and equipment	—	—	(17)	—
Gain (loss) on sale of investments	38,551	(3)	38,590	(18)
Equity gain (loss) of affiliates	884	(1,170)	—	(2,111)
Dilution gain (loss) of affiliates	—	527	—	2,365
Other	4	—	66	—

Net other income	$37,678	$1,606	$38,236	$2,805

Financial Statements

17.	SEGMENTED INFORMATION

Geographic Information

The following table sets forth revenue by geographic region based upon the location of the mill involved in production activity in the case of uranium, vanadium and alternate feed mill processing revenues and the location of the customer in the case of service and other revenues. Geographic splits for property, plant and equipment and goodwill and other intangibles (collectively “long-lived assets”) are based upon the location of the asset.

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2007	2006	2007	2006

Revenue
Canada	$7,304	$—	$16,812	$—
United States	10,014	2	12,161	668
Europe	1,491	—	1,555	—

	$18,809	$2	$30,528	$668

	At June 30	At December 31
(in thousands)	2007	2006

Long-lived assets
Canada	$555,170	$502,596
United States	26,042	14,468
Asia	1,007	192

	$582,219	$517,256

Major Customers

The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the six months ended June 30, 2007, two customers accounted for approximately 86% of total revenues.

18.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.

The Company was also a party to a temporary revolving credit facility agreement with UPC (not to exceed CDN$15,000,000). The credit facility terminated on the earlier of repayment or May 10, 2007 and was collateralized by the uranium investments of UPC. Interest under the credit facility was based upon Canadian bank prime plus 1%. Standby fees also applied at a rate of 1% of the committed facility amount. As at December 31, 2006, UPC had drawn CDN$11,000,000 under the facility. The temporary credit facility was fully repaid and cancelled on April 10, 2007.

In June 2007, the Company sold 75,000 pounds of U3O8 to UPC at a price of $130.00 per pound for total consideration of $9,750,000.
Financial Statements

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2007	2006	2007	2006

Revenue
Uranium sales	$9,750	$—	$9,750	$—
Management fees (including expenses)	706	—	1,190	—
Commission fees on purchase and sale of uranium	1,423	—	1,423	—
Other income (expense):
Loan interest under credit facility	25	—	191	—
Standby fee under credit facility	1	—	9	—

	$11,905	$—	$12,563	$—

At June 30, 2007, accounts receivable includes $734,000 due from UPC with respect to the fees indicated above.

Other

During the six months ended June 30, 2007, the Company had the following additional related party transactions:
a)	sold 16,562,500 shares of Fortress to a company associated with the Chairman of the Company for gross proceeds of approximately $18,239,000;

b)	incurred management and administrative service fees of $95,000 (June 2006: $95,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At June 30, 2007, an amount of $51,000 was due to this company; and

c)	provided executive and administrative services to Fortress and charged an aggregate of $31,000 (June 2006: $59,000) for such services. At June 30, 2007, an amount of $70,000 was due from Fortress relating to this agreement.
19.	COMMITMENTS AND CONTINGENCIES

Specific Legal Matters

Blue Hill, Maine

The Company is a defendant in an action filed by the State of Maine against Kerramerican, Inc., (“Kerramerican”) a subsidiary of Noranda Inc., Black Hawk Mining Ltd. (“Black Hawk”) and the Company, regarding potential liability for clean-up costs at a zinc mining site in the state of Maine known as Blue Hill. In addition, Black Hawk and Kerramerican have each asserted cross-claims against the Company for contribution. The Company is defending these actions and has counter-claimed against Black Hawk and Kerramerican for indemnity. The activities of Denison Mines Limited (“DML”), a predecessor to the Company, at this site consisted only of limited exploration that did not involve the disposal of any waste and which occurred prior to 1964. Mining activities at the site occurring between 1964 and 1970 were conducted by Black Hawk, a public company in which DML had a financial interest but did not control. Black Hawk entered into a joint venture with Kerramerican in 1970. Kerramerican was the operator of the joint venture, built processing facilities and operated the mine until it was closed in 1977. Kerramerican was responsible for the decommissioning and reclamation of the site, which was completed in 1983. The site is now the source of some heavy metal contamination of the ground water in the area and further reclamation work is required.

DML has an indemnity from Kerramerican and Black Hawk in an agreement among the parties dated July 1, 1971. The Company has thoroughly examined this issue and believes it has no liability related to the costs of any clean up of the contamination. Furthermore, the Company believes that, to the extent that liability is determined, Kerramerican and Black Hawk are liable therefore pursuant to the July 1, 1971 indemnity agreement. Notwithstanding the Company’s belief that it has no liability, future litigation of the matter cannot be ruled out and as a result, the Company has negotiated a tentative settlement and the amount has been provided for in the financial statements. The Company cannot determine the outcome of this matter at this time. Kerramerican has entered into an agreement with the State of Maine and assumed liability preserving its rights to pursue Black Hawk and Denison for their share of the liability.
Financial Statements

Fisheries Act Charges

During the course of its monitoring of its closed Elliot Lake mines, Denison detected and reported to the Joint Regulatory Group (“JRG”), a body comprised of federal and provincial regulators responsible for the Elliot Lake mines, on a number of matters, including the levels of acidity in the effluent run off from one area associated with one of its Elliot Lake mine sites. In consultation with the JRG, the Company took steps to identify the source of and to address the acidity, though the source of the acidity has to date not been determined. Despite the Company’s compliance with its CNSC license, cooperation with the JRG and compliance with a Direction from Environment Canada that was contrary to a memorandum of agreement between the CNSC and Environment Canada, on March 27, 2007 Environment Canada notified Denison that it has been charged with allegedly violating the Fisheries Act (Canada). The Company intends to defend these charges.

General Legal Matters

The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.

Others

The Company has detected some chloroform contamination at the White Mesa mill site that appears to have resulted from the operation of laboratory facilities that were located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

20.	SUBSEQUENT EVENTS

Subsequent to the quarter end, the Company has acquired an additional 97,300,000 shares in Omega raising its equity interest to approximately 96.3% of the issued and outstanding shares.
Financial Statements

Exhibit No. 5
DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At	At
	June 30	December 31
	2007	2006

ASSETS
Current
Cash and equivalents	$177,758	$69,127
Trade and other receivables	10,234	8,964
Note receivable (Note 18)	—	9,439
Inventories (Note 3)	25,257	21,553
Prepaid expenses and other	1,395	786

	214,644	109,869

Long-term investments (Note 4)	94,174	16,600
Property, plant and equipment, net (Note 5)	453,554	403,571
Restricted investments (Note 6)	16,498	15,623
Goodwill and other intangibles (Note 7)	121,191	113,685

	$900,061	$659,348

LIABILITIES
Current
Accounts payable and accrued liabilities	$10,487	$6,737
Deferred revenue	1,788	3,839
Current portion of long-term liabilities:
Post-employment benefits (Note 8)	375	343
Reclamation and remediation obligations (Note 9)	573	524
Other long-term liabilities (Note 10)	3,245	4,683

	16,468	16,126

Provision for post-employment benefits (Note 8)	3,855	3,628
Reclamation and remediation obligations (Note 9)	19,098	17,923
Other long-term liabilities (Note 10)	11,148	9,489
Future income tax liability	95,180	92,204

	145,749	139,370

SHAREHOLDERS’ EQUITY
Share capital (Note 11)	662,706	548,069
Share purchase warrants (Note 12)	11,728	11,733
Contributed surplus (Notes 13 & 14)	24,870	30,752
Deficit	(26,655)	(62,078)
Accumulated other comprehensive income
Cumulative foreign currency translation gain (loss)	53,356	(8,498)
Unrealized gains on portfolio investments-net (Note 15)	28,307	—

	754,312	519,978

	$900,061	$659,348

Contingent liabilities and commitments (Note 19)
See accompanying notes to the consolidated financial statements
Financial Statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months Ended		Six Months Ended
		(Note 2)		(Note 2)
		Restated		Restated
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006

REVENUES	$18,809	$2	$30,528	$668

EXPENSES

Operating expenses	10,607	601	19,700	1,388
Sales royalties and capital taxes	436	—	981	—
Mineral property exploration	3,480	2,816	8,529	5,316
General and administrative	3,558	1,077	6,460	2,129

	18,081	4,494	35,670	8,833

Income (loss) from operations	728	(4,492)	(5,142)	(8,165)
Net other income (Note 16)	37,678	1,606	38,236	2,805

Income (loss) for the period before taxes	38,406	(2,886)	33,094	(5,360)

Income tax recovery (expense):
Current	(1,735)	—	(1,735)	—
Future	3,818	—	4,064	—

Income (loss) for the period	$40,489	$(2,886)	$35,423	$(5,360)

Deficit, beginning of period	(67,144)	(47,943)	(62,078)	(47,943)

Deficit, end of period	$(26,655)	$(50,829)	$(26,655)	$(53,303)

Income (loss) for the period	$40,489	$(2,886)	$35,423	$(5,360)
Other comprehensive income
Change in foreign currency translation	55,084	—	61,854	—
Change in unrealized gain on investments — net	(14,125)	—	3,465	—

Comprehensive income (loss)	$81,448	$(2,886)	$100,742	$(5,360)

Net income (loss) per share:
Basic	$0.21	$(0.03)	$0.19	$(0.06)
Diluted	$0.21	$(0.03)	$0.18	$(0.06)

Weighted-average number of shares outstanding (in thousands):
Basic	189,459	88,446	187,740	88,432
Diluted	196,019	89,446	194,049	89,485

See accompanying notes to the consolidated financial statements
Financial Statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
		(Note 2)		(Note 2)
		Restated		Restated
	June 30	June 30	June 30	June 30
CASH PROVIDED BY (USED IN):	2007	2006	2007	2006

OPERATING ACTIVITIES
Net income (loss) for the period	$40,489	$(2,886)	$35,423	$(5,360)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	3,123	157	5,384	293
Stock-based compensation	342	7	688	7
Net loss (gain) on sale of assets	(38,633)	2	(38,663)	18
Equity in loss of Fortress Minerals Corp.	(884)	1,170	—	2,111
Dilution gain	—	(527)	—	(2,365)
Change in future income taxes	(3,818)	—	(4,064)	—
Net change in non-cash working capital items
Trade and other receivables	1,854	(279)	(423)	(1,422)
Inventories	(1,080)	(1,406)	(3,466)	(2,429)
Prepaid expenses and other assets	(719)	205	(599)	76
Accounts payable and accrued liabilities	198	(462)	3,256	525
Post-employment benefits	(112)	—	(209)	—
Reclamation and remediation obligations	(97)	—	(181)	—
Deferred revenue	(126)	17	(2,051)	48

Net cash from (used in) operating activities	537	(4,002)	(4,905)	(8,498)

INVESTING ACTIVITIES
Decrease in notes receivable	10,203	—	9,691	—
Purchase of long-term investments	(5,262)	—	(49,766)	(915)
Proceeds from sale of long-term investments	45,446	—	45,446	—
Expenditures on property, plant and equipment	(7,649)	(1,026)	(16,976)	(1,474)
Proceeds from sale of property, plant and equipment	88	—	88	—
Increase in restricted investments	(457)	(133)	(759)	(259)

Net cash from (used in) investing activities	42,369	(1,159)	(12,276)	(2,648)

FINANCING ACTIVITIES
Decrease in other long-term liabilities	(13)	(7)	(21)	(13)
Deposits in advance of shares issued	(5,856)	—	—	—
Issuance of common shares for:
Private placements	15,540	—	102,166	—
Exercise of stock options and warrants	2,600	48	4,949	48

Net cash from (used in) financing activities	12,271	41	107,094	35

Foreign exchange effect on cash and equivalents	17,554	—	18,718	—

Net increase (decrease) in cash and equivalents	72,731	(5,120)	108,631	(11,111)
Cash and equivalents, beginning of period	105,027	37,928	69,127	43,919

Cash and equivalents, end of period	$177,758	$32,808	$177,758	$32,808

See accompanying notes to the consolidated financial statements
Financial Statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS

Denison Mines Corp. is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States and Mongolia, principally through joint ventures. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced. The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the 15 month period ended December 31, 2006.

All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the 15 month period ended December 31, 2006, except for the changes noted under the “Accounting Policies” section below.

Principles of Consolidation and Accounting for Investments

These consolidated financial statements include the accounts of Denison Mines Corp., its subsidiaries and its share of assets, liabilities, revenues and expenses of jointly-controlled companies and unincorporated ventures proportionate to the Company’s percentage ownership or participating interest. All significant intercompany balances and transactions have been eliminated on consolidation.

The companies and ventures controlled by Denison Mines Corp. are consolidated using the full consolidation method. Control is defined as the direct or indirect power to govern a company’s financial and operating policies in order to benefit from its activities.

The companies and ventures jointly controlled by Denison Mines Corp. are consolidated using the proportionate consolidation method. Joint control is deemed to exist when agreements exist that require that material changes to the operating, investing and financing policies of such company or venture be approved by a percentage of the participating interest sufficiently high enough to prevent any one participant from exercising unilateral control.

The companies and ventures in which Denison Mines Corp. exercises significant influence over financial policy and management (“associates”) are accounted for using the equity method. In determining whether significant
Financial Statements

influence exists, the Company evaluates a number of criteria including the percentage of voting interest held, and representation on the board of directors or in senior management.

The Company continued to add to its interest in OmegaCorp Limited (“Omega”) during the quarter. Although its ownership percentage has increased, the Company is accounting for Omega as a portfolio investment carried at fair value as the Company has determined that it does not exercise significant influence over this entity at June 30, 2007 (see note 4).

The Company divested a majority of its investment in Fortress Minerals Corp. (“Fortress”) during the quarter. Accordingly, the Company is accounting for its remaining investment in Fortress as a portfolio investment carried at fair value. Prior to the divestiture, the Company used the equity method (see note 4).

The following table sets forth the Company’s ownership of its significant mining interests as at June 30, 2007:

Ownership
Interest

Through majority owned subsidiaries
Arizona Strip	100.00%
Henry Mountains	100.00%
Colorado Plateau	100.00%
Sunday Mine	100.00%
Gurvan Saihan Joint Venture	70.00%

As interests in incorporated and unincorporated joint ventures, or jointly controlled assets
McClean Lake	22.50%
Midwest	25.17%
Moore Lake	75.00%
Wheeler(1)	60.00%
Wolly(2)	6.50%

(1)	In October 2004, the Company entered into an option agreement with its joint venture partners to earn a further 20% ownership interest in the Wheeler project by funding CDN$7,000,000 in exploration expenditures over the next 6 years. As at June 30, 2007, the Company has fulfilled its obligations under the option agreement and has increased its ownership interest in the project from 40% to 60%.

(2)	In October 2004, the Company entered into an option agreement with its joint venture partners to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at June 30, 2007, the Company has incurred a total of CDN$2,395,000 towards this option and has earned a 6.5% ownership interest in the project under the phase-in ownership provisions of the agreement.
Accounting Policies and New Accounting Standards

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the 15 month period ended December 31, 2006, except for the following changes in accounting policies:

Financial Instruments — Recognition and Measurement

On January 1, 2007, the Company adopted the provisions of CICA Handbook Section 3855: Financial Instruments — Recognition and Measurement. Assets classified as available-for-sale securities are carried at fair value on the balance sheet and the resulting revaluation gains and losses are included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement. See Note 15 for the transitional impacts of this adoption.

Restatement of Comparative Numbers

In 2006, the Company adopted the expensing of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Previously, including interim periods during the 15 month period ended December 31, 2006, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP, provided that these exploration expenditures have the characteristics of property, plant and equipment and that capitalization is appropriate under the circumstances.

The primary purpose of this change in accounting policy is to align the accounting treatment of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential, with those of the Company’s producing peers in the resource industry.

The Company has adopted this change in accounting policy on a retroactive basis with restatement of the comparative periods presented. This change has also been applied to the Company’s recognition of its investment in Fortress Minerals Corp.
Financial Statements

Results for the three months and six months ended June 30, 2006 have been restated to reflect this change in accounting policy. The following table summarizes the effects of this change:

	As Previously
(in thousands)	Reported	Adjustment	As Restated

Statement of Operations and Deficit for the Three Months Ended June 30, 2006

Revenues	$2	$—	$2
Operating expenses	601	—	601
Mineral property exploration	—	2,816	2,816
General and administrative	1,077	—	1,077
Net other income (expense)	2,434	(828)	1,606

Net income (loss) for the period	$758	$(3,644)	$(2,886)

Statement of Operations and Deficit for the Six Months Ended June 30, 2006

Revenues	$668	$—	$668
Operating expenses	1,388	—	1,388
Mineral property exploration	—	5,316	5,316
General and administrative	2,129	—	2,129
Net other income (expense)	4,447	(1,642)	2,805

Net income (loss) for the period	$1,598	$(6,958)	$(5,360)

Statement of Cash Flows for the Three Months Ended June 30, 2006

Net cash used in operating activities	$(451)	$(3,551)	$(4,002)
Net cash from (used in) investing activities	(4,710)	3,551	(1,159)
Net cash from (used in) financing activities	41	—	41

Net decrease in cash and equivalents	$(5,120)	$—	$(5,120)

Statement of Cash Flows for the Six Months Ended June 30, 2006

Net cash used in operating activities	$(3,727)	$(4,771)	$(8,498)
Net cash from (used in) investing activities	(6,882)	4,234	(2,648)
Net cash from (used in) financing activities	(502)	537	35

Net decrease in cash and equivalents	$(11,111)	$—	$(11,111)

Financial Statements

3.	INVENTORIES

The inventories balance consists of:

	At June 30	At December 31
(in thousands)	2007	2006

Uranium and vanadium concentrates	$10,149	$9,758
Inventory of ore in stockpiles	12,158	8,817
Mine and mill supplies	2,950	2,978

	$25,257	$21,553

4.	LONG-TERM INVESTMENTS

The long-term investments balance consists of:

	At June 30, 2007		At December 31, 2006
	Carrying /		Carrying /
(in thousands except shares)	Fair Value	Cost	Fair Value	Cost

Portfolio investments (1)	$94,174	$59,910	$35,257	$10,249

Investment in affiliates (2)	—	—	6,351	6,351

	$94,174	$59,910	$41,608	$16,600

(1)	For accounting purposes, effective January 1, 2007, portfolio investments are carried at fair value on the balance sheet. The adjustments to fair value have been reflected in other comprehensive income net of tax;

(2)	Investments in affiliates are those in which the Company exercises significant influence. For accounting purposes, these investments are accounted for using the equity method and are not carried at fair value.
OmegaCorp Limited (“Omega”)

During the six months ended June 30, 2007, the Company acquired 51,246,281 common shares of Omega at a cost of approximately $48,974,000 representing approximately 33% of its issued and outstanding shares. Although the Company had an equity interest exceeding 20% at June 30, 2007, the investment has been accounted for at fair value as the Company did not exercise significant influence over Omega. See note 20 for further details on additional share acquisitions of Omega subsequent to the quarter end.

Energy Metals Corp. (“EMC”)

During the six months ended June 30, 2007, the Company sold 1,152,000 common shares of EMC for cash consideration of approximately $16,523,000. The resulting gain has been included in net other income in the statement of operations (see note 16). The Company no longer holds a common share interest in EMC.

Fortress Minerals Corp. (“Fortress”)

During the six months ended June 30, 2007, the Company sold 26,398,750 common shares of Fortress for cash consideration of approximately $28,923,000. The resulting gain has been included in net other income in the statement of operations (see note 16 and note 18).

The Company continues to hold 4,200,000 shares of Fortress at June 30, 2007 or approximately 5% of the voting interest. As a result of the decrease in its ownership interest, the Company has discontinued the use of the equity method in accounting for this investment and used the fair value method. The appropriate portion of cumulative equity accounting adjustments as at June 30, 2007 have been derecognized and included in the gain referred to above.
Financial Statements

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	At June 30	At December 31
(in thousands)	2007	2006

Cost, net of write-downs
Mill infrastructure and mining related equipment	$96,267	$84,133
Mineral properties	367,660	326,331
Environmental services and other	1,847	1,126

	465,774	411,590

Accumulated depreciation and amortization
Mill infrastructure and mining related equipment	7,632	7,001
Mineral properties	4,327	996
Environmental services and other	261	22

	12,220	8,019

Property, plant and equipment, net	$453,554	$403,571

Net book value
Mill infrastructure and mining related equipment	$88,635	$77,132
Mineral properties	363,333	325,335
Environmental services and other	1,586	1,104

	$453,554	$403,571

Mineral Properties

On March 6, 2007, the Company acquired certain uranium deposits located in the Arizona Strip district in northeastern Arizona for cash consideration of $5,500,000 (excluding deal costs) plus a 1% royalty.

In January 2007, the Company completed a mineral property acquisition in the Henry Mountains district by issuing an additional 103,000 shares at a value of $947,000 (see note 11).

6.	RESTRICTED INVESTMENTS

The Company has certain restricted investments deposited to collateralize its reclamation and certain other obligations. The restricted investments balance consists of:

	At June 30	At December 31
(in thousands)	2007	2006

U.S. mill and mine reclamation	$14,597	$13,667
Elliot Lake reclamation trust fund	1,901	1,541
Letter of credit collateral	—	415

	$16,498	$15,623

U.S. Mill and Mine Reclamation

The Company has cash and cash equivalents as collateral for various bonds posted in favour of state regulatory agencies in Utah, Colorado and Arizona for estimated reclamation costs associated with its White Mesa mill and U.S. mining properties. During the three months ended June 30, 2007, the Company deposited an additional $775,000 into its collateral account.

Elliot Lake Reclamation Trust Fund

Pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company deposited an additional CDN$415,000 into the Elliot Lake Reclamation Trust Fund during the six months ended June 30, 2007.
Financial Statements

7.	GOODWILL AND OTHER INTANGIBLES

Goodwill

A continuity summary of goodwill is presented below:

Six Months
Ended
(in thousands)	June 30, 2007

Goodwill, beginning of period	$102,841

Fair value allocation adjustments	1,588
Foreign exchange	9,787

Goodwill, end of period	$114,216

Goodwill is not amortized and is tested annually for impairment. The goodwill has been allocated to the McClean and Midwest joint ventures.

During the six months ended June 30, 2007, the Company increased the fair value allocated to goodwill associated with its acquisition of Denison Mines Inc. (“DMI”) in December 2006. See “Other Intangibles” section for details.

Other Intangibles

A continuity summary of other intangibles is presented below:

Six Months
Ended
(in thousands)	June 30, 2007

Other intangibles, beginning of period	$10,844

Fair value allocation adjustments	(4,053)
Amortization	(487)
Foreign exchange	671

Other intangibles, end of period	$6,975

Other intangibles, by item:
UPC management contract	6,459
Urizon technology licenses	516

$6,975

During the six months ended June 30, 2007, the Company adjusted the fair value of the UPC management contract. The estimated useful life of the contract was reduced to 8 years from 13 years and the associated discounted cash flow stream was decreased by CDN$4,600,000. The fair value adjustment (net of future tax effects) has been reclassified to goodwill. The intangible asset is being amortized over its estimated life of 8 years.

The Urizon intangible asset consists of technology licenses held in the Company’s Urizon Joint Venture. This license is being amortized over an estimated useful life of 12 years and represents the Company’s 50% interest in Urizon’s technology licenses.
Financial Statements

8.	POST-EMPLOYMENT BENEFITS

A continuity summary of post-employment benefits is presented below:

Six Months
Ended
(in thousands)	June 30, 2007

Liability, beginning of period	$3,971

Benefits paid	(209)
Interest cost	102
Foreign exchange	366

Liability, end of period	$4,230

Post-employment benefits liability by duration:
Current	$375
Non-current	3,855

$4,230

9.	RECLAMATION AND REMEDIATION OBLIGATIONS

A continuity summary of reclamation and remediation obligations is presented below:

Six Months
Ended
(in thousands)	June 30, 2007

Reclamation obligations, beginning of period	$18,447

Accretion	624
Expenditures incurred	(181)
Foreign exchange	781

Reclamation obligations, end of period	$19,671

Site restoration liability by location:
U.S. Mill and Mines	$10,531
Elliot Lake	7,701
McLean Lake and Midwest Joint Ventures	1,439

$19,671

Site restoration liability :
Current	$573
Non-current	19,098

$19,671

Financial Statements

10.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	At June 30	At December 31
(in thousands)	2007	2006

Long-term debt:
Capital lease obligations	$100	$100
Notes payable	69	85
Unamortized fair value of sales and Canadian toll milling contracts	14,224	13,987

	$14,393	$14,172

Other long-term liabilities:
Current	3,245	4,683
Non-current	11,148	9,489

	$14,393	$14,172

Line of Credit

A Canadian chartered bank has provided DMI with a credit facility pursuant to a credit agreement dated effective November 2, 2005. The credit facility is a revolving CDN$500,000 facility with a one year term (subject to renewals) collateralized by all present and future assets of DMI and its subsidiaries. Interest under the credit facility is incurred based on bankers acceptances plus 2% or the lender’s prime rate plus 1%. To date, the Company has not incurred any indebtedness under the facility.

11.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2006	178,142,682	$548,069

Issues for cash
New issue gross proceeds	10,114,995	105,419
New issue gross issue costs	—	(3,253)
Exercise of stock options	1,333,161	4,937
Exercise of share purchase warrants	2,592	12
Issued for mineral property acquisition	103,000	947
Fair value of stock options exercised	—	6,570
Fair value of share purchase warrants exercised	—	5
Other	405	—

	11,554,153	114,637

Balance at June 30, 2007	189,696,835	$662,706

New Issues

In April 2007, the Company completed a private placement of 1,104,295 flow-through common shares at a price of CDN$16.30 per share for gross proceeds of $15,572,000 (CDN$18,000,000).

In January 2007, the Company completed a private placement of 9,010,700 common shares at a price of CDN$11.75 per share for gross proceeds of $89,847,000 (CDN$105,876,000).

Mineral Property Acquisition

In January 2007, the Company issued 103,000 common shares at a price of CDN$10.81 per share for a total value of $947,000 (CDN$1,113,000) as part of the acquisition of a U.S. uranium property.
Financial Statements

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company. As at June 30, 2007, the Company estimates that it has spent CDN$2,910,000 of the CDN$18,000,000 April 2007 flow-through share issue obligation. The Company has not yet renounced the tax benefit of the shares.

12.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the company and the associated dollar amounts is presented below:

	Number of
	Common Shares	Fair Value
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2006	9,567,507	$11,733

Fair value of share purchase warrants exercised	(2,592)	(5)

Balance at June 30, 2007	9,564,915	$11,728

Balance of common shares issuable by warrant series
November 2004 series (1)	3,156,915	5,898
March 2006 series (2)	6,408,000	5,830

	9,564,915	$11,728

(1)	The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009;

(2)	The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011;
13.	CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

Six Months
Ended
(in thousands)	June 30, 2007

Balance, beginning of period	$30,752

Stock-based compensation expense (note 14)	688
Fair value of stock options exercised	(6,570)

Balance, end of period	$24,870

14.	STOCK OPTIONS

On November 20, 2006, the Company’s shareholders approved amendments to the Company’s stock-based compensation plan (the “Plan”). The Plan, as amended, provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at June 30, 2007, an aggregate of 9,540,500 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have a term of three years without vesting provisions, except for grants to new employees which are subject to vesting provisions over a period of approximately two years.
Financial Statements

The movement in stock options in terms of common shares of the Company granted under the Plan for the six months ended June 30, 2007 is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN$)

Stock options outstanding, beginning of period	6,648,315	$6.23

Granted	282,500	12.72
Exercised	(1,333,161)	4.20
Expired	—	—

Stock options outstanding, end of period	5,597,654	$7.05

Stock options exercisable, end of period	5,401,005	$6.87

A summary of stock options outstanding in terms of common shares of the Company at June 30, 2007 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN$)

Stock options outstanding
$1.88 to $4.99	6.86	1,064,555	$2.18
$5.00 to $7.53	7.77	2,240,599	5.29
$10.78 to $15.30	2.49	2,292,500	11.02

Stock options outstanding, end of period	5.43	5,597,654	$7.05

Outstanding options expire between January 2008 and October 2016.

The fair value of each option granted during the six months ended June 30, 2007 is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the period:

Six Months
Ended
June 30, 2007

Risk-free interest rate	3.95% - 4.26%
Expected stock price volatility	46.4% - 63.0%
Expected life	2.1 - 3.5 years
Expected dividend yield	—
Fair value per share under options granted	CDN$3.26 - CDN$5.32

Financial Statements

Stock-based compensation has been recognized in the consolidated statement of operations as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2007	2006	2007	2006

Mineral property exploration	$61	$127	$113	$127
General and administrative	281	7	575	7

	$342	$134	$688	$134

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At June 30, 2007, the Company had an additional $469,000 in stock-based compensation expense to be recognized periodically to May 2009.

15.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Unrealized gains on portfolio investments — net

A continuity summary of unrealized gains on portfolio investments — net is as follows:

Six Months
Ended
(in thousands)	June 30, 2007

Balance, beginning of period	$—

Unrealized gains as at January 1, 2007, net of tax of $166	24,842

Net increase in unrealized gains during the period, net of tax	3,465

Balance, end of period, net of tax of $1,335	$28,307

16.	OTHER INCOME AND EXPENSES

The elements of net other income in the statement of operations is as follows:

	Three Months Ended		Six Months Ended
		(Restated)		(Restated)
	June 30	June 30	June 30	June 30
(in thousands)	2007	2006	2007	2006

Net interest income	$1,638	$496	$3,242	$928
Gain (loss) on foreign exchange	(3,399)	1,756	(3,645)	1,641
Gain (loss) on sale of land and equipment	—	—	(17)	—
Gain (loss) on sale of investments	38,551	(3)	38,590	(18)
Equity gain (loss) of affiliates	884	(1,170)	—	(2,111)
Dilution gain (loss) of affiliates	—	527	—	2,365
Other	4	—	66	—

Net other income	$37,678	$1,606	$38,236	$2,805

Financial Statements

17.	SEGMENTED INFORMATION

Geographic Information

The following table sets forth revenue by geographic region based upon the location of the mill involved in production activity in the case of uranium, vanadium and alternate feed mill processing revenues and the location of the customer in the case of service and other revenues. Geographic splits for property, plant and equipment and goodwill and other intangibles (collectively “long-lived assets”) are based upon the location of the asset.

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2007	2006	2007	2006

Revenue
Canada	$7,304	$—	$16,812	$—
United States	10,014	2	12,161	668
Europe	1,491	—	1,555	—

	$18,809	$2	$30,528	$668

	At June 30	At December 31
(in thousands)	2007	2006

Long-lived assets
Canada	$555,170	$502,596
United States	26,042	14,468
Asia	1,007	192

	$582,219	$517,256

Major Customers

The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the six months ended June 30, 2007, two customers accounted for approximately 86% of total revenues.

18.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.

The Company was also a party to a temporary revolving credit facility agreement with UPC (not to exceed CDN$15,000,000). The credit facility terminated on the earlier of repayment or May 10, 2007 and was collateralized by the uranium investments of UPC. Interest under the credit facility was based upon Canadian bank prime plus 1%. Standby fees also applied at a rate of 1% of the committed facility amount. As at December 31, 2006, UPC had drawn CDN$11,000,000 under the facility. The temporary credit facility was fully repaid and cancelled on April 10, 2007.

In June 2007, the Company sold 75,000 pounds of U3O8 to UPC at a price of $130.00 per pound for total consideration of $9,750,000.
Financial Statements

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2007	2006	2007	2006

Revenue
Uranium sales	$9,750	$—	$9,750	$—
Management fees (including expenses)	706	—	1,190	—
Commission fees on purchase and sale of uranium	1,423	—	1,423	—
Other income (expense):
Loan interest under credit facility	25	—	191	—
Standby fee under credit facility	1	—	9	—

	$11,905	$—	$12,563	$—

At June 30, 2007, accounts receivable includes $734,000 due from UPC with respect to the fees indicated above.

Other

During the six months ended June 30, 2007, the Company had the following additional related party transactions:
a)	sold 16,562,500 shares of Fortress to a company associated with the Chairman of the Company for gross proceeds of approximately $18,239,000;

b)	incurred management and administrative service fees of $95,000 (June 2006: $95,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At June 30, 2007, an amount of $51,000 was due to this company; and

c)	provided executive and administrative services to Fortress and charged an aggregate of $31,000 (June 2006: $59,000) for such services. At June 30, 2007, an amount of $70,000 was due from Fortress relating to this agreement.
19.	COMMITMENTS AND CONTINGENCIES

Specific Legal Matters

Blue Hill, Maine

The Company is a defendant in an action filed by the State of Maine against Kerramerican, Inc., (“Kerramerican”) a subsidiary of Noranda Inc., Black Hawk Mining Ltd. (“Black Hawk”) and the Company, regarding potential liability for clean-up costs at a zinc mining site in the state of Maine known as Blue Hill. In addition, Black Hawk and Kerramerican have each asserted cross-claims against the Company for contribution. The Company is defending these actions and has counter-claimed against Black Hawk and Kerramerican for indemnity. The activities of Denison Mines Limited (“DML”), a predecessor to the Company, at this site consisted only of limited exploration that did not involve the disposal of any waste and which occurred prior to 1964. Mining activities at the site occurring between 1964 and 1970 were conducted by Black Hawk, a public company in which DML had a financial interest but did not control. Black Hawk entered into a joint venture with Kerramerican in 1970. Kerramerican was the operator of the joint venture, built processing facilities and operated the mine until it was closed in 1977. Kerramerican was responsible for the decommissioning and reclamation of the site, which was completed in 1983. The site is now the source of some heavy metal contamination of the ground water in the area and further reclamation work is required.

DML has an indemnity from Kerramerican and Black Hawk in an agreement among the parties dated July 1, 1971. The Company has thoroughly examined this issue and believes it has no liability related to the costs of any clean up of the contamination. Furthermore, the Company believes that, to the extent that liability is determined, Kerramerican and Black Hawk are liable therefore pursuant to the July 1, 1971 indemnity agreement. Notwithstanding the Company’s belief that it has no liability, future litigation of the matter cannot be ruled out and as a result, the Company has negotiated a tentative settlement and the amount has been provided for in the financial statements. The Company cannot determine the outcome of this matter at this time. Kerramerican has entered into an agreement with the State of Maine and assumed liability preserving its rights to pursue Black Hawk and Denison for their share of the liability.
Financial Statements

Fisheries Act Charges

During the course of its monitoring of its closed Elliot Lake mines, Denison detected and reported to the Joint Regulatory Group (“JRG”), a body comprised of federal and provincial regulators responsible for the Elliot Lake mines, on a number of matters, including the levels of acidity in the effluent run off from one area associated with one of its Elliot Lake mine sites. In consultation with the JRG, the Company took steps to identify the source of and to address the acidity, though the source of the acidity has to date not been determined. Despite the Company’s compliance with its CNSC license, cooperation with the JRG and compliance with a Direction from Environment Canada that was contrary to a memorandum of agreement between the CNSC and Environment Canada, on March 27, 2007 Environment Canada notified Denison that it has been charged with allegedly violating the Fisheries Act (Canada). The Company intends to defend these charges.

General Legal Matters

The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.

Others

The Company has detected some chloroform contamination at the White Mesa mill site that appears to have resulted from the operation of laboratory facilities that were located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

20.	SUBSEQUENT EVENTS

Subsequent to the quarter end, the Company has acquired an additional 97,300,000 shares in Omega raising its equity interest to approximately 96.3% of the issued and outstanding shares.
Financial Statements

Exhibit No. 6
FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, E. Peter Farmer, Chief Executive Officer of Denison Mines Corp., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Denison Mines Corp. (the issuer) for the interim period ending June 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date:  August 9, 2007
Signed by “E. Peter Farmer”

Name:	E. Peter Farmer
Title:	Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, James R. Anderson, Executive Vice President and Chief Financial Officer of Denison Mines Corp., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Denison Mines Corp. (the issuer) for the interim period ending June 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date:  August 9, 2007
Signed by “James R. Anderson”

Name:	James R. Anderson
Title:	Executive Vice President and Chief Financial Officer

Exhibit No. 7
DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint venture interests (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the comparable period in the previous year. This MD&A is dated as of August 9, 2007 and should be read in conjunction with the Company’s unaudited consolidated financial statements for the six months ended June 30, 2007 and the Company’s audited consolidated financial statements and related notes for the fifteen months ended December 31, 2006. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production, the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium and vanadium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities and other factors listed under the heading RISK FACTORS in Denison’s Annual Information Form available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, which only apply as of the date hereof, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

OVERVIEW
Denison is a diversified, growth-oriented, intermediate uranium producer. With seven active uranium mining projects in North America (five in the U.S. and two in Canada), Denison expects estimated production of over 3.6 million pounds in 2008, increasing to over 5 million pounds of uranium oxide in concentrates (“U3O8”) by 2011. Denison’s assets include an interest in two of the four licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted, operating and undergoing expansion. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the southwestern United States. Denison also has exploration and development stage properties in Mongolia and, indirectly through its investments, in Australia and Africa.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the American Stock Exchange (the “AMEX”) under the symbol “DNN”.
SELECTED FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three and six months ended June 30, 2007 and 2006:

	Three Months	Three Months	Six Months	Six Months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2007	2006	2007	2006

Results of Operations:
Total revenues	$18,809,000	$2,000	$30,528,000	$668,000
Net income (loss)	40,489,000	(2,886,000)	35,423,000	(5,360,000)
Basic and diluted earnings (loss) per share	0.21	(0.03)	0.19	(0.06)
Diluted earnings (loss) per share	0.21	(0.03)	0.18	(0.06)

	As at June 30,	As at Dec. 31,
	2007	2006

Financial Position:
Working capital	$198,176,000	$93,743,000
Long-term investments	94,174,000	16,600,000
Property, plant and equipment	453,554,000	403,571,000
Total assets	900,061,000	659,348,000
Total long-term liabilities	$129,281,000	$123,244,000

RESULTS OF OPERATIONS
General
The Company recorded net income of $40,489,000 ($0.21 per share) for the three months ended June 30, 2007 compared with a net loss of $2,886,000 ($0.03 per share) for the same period in 2006. For the six months ended June 30, 2007, the company recorded net income of $35,423,000 ($0.19 per share) compared with a loss of $5,360,000 ($0.06 per share) for the same period in 2006. The results for 2006 have been restated to reflect the change in accounting policy to expense exploration costs as discussed in Note 3 of the Financial Statements for the period ended December 31, 2006.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Revenues totaled $18,809,000 for the three months ended June 30, 2007 and $30,528,000 for the six months ended June 30, 2007 compared with $2,000 and $668,000 for the same periods in 2006. Expenses totaled $18,081,000 for the three months and $35,670,000 for the six months ended June 30, 2007 period compared with $4,494,000 and $8,833,000 for the same periods in 2006. Net other income totaled $37,678,000 for the three month and $38,236,000 for the six month periods in 2007 compared with $1,606,000 and $2,805,000 for 2006.
Revenues
Uranium sales revenue for the second quarter totaled $15,243,000. Sales revenue includes the sale of 70,000 pounds of U3O8 production from the McClean Lake joint venture at an average sales price of $80.51 per pound and an adjustment to the amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI in the amount of $143,000 and the sale of 75,000 pounds of production from the White Mesa mill at a price of $130.00 per pound.
For the six months ended June 30, 2007, uranium sales revenue totaled $23,556,000 consisting of sales of 185,000 pounds of production from the McClean Lake joint venture at an average price of $69.17 per pound and the amortization of the fair value increment related to long term sales contracts from the acquisition of Denison Mines Inc. (“DMI”) in the amount of $1,009,000 and the sales of 75,000 pounds of production at the White Mesa mill at $130.00 per pound.
Denison markets its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”). Generally, sales are made under several long-term contracts with nuclear utilities with a variety of pricing mechanisms. Denison’s share of current contracts sales volumes is set out in the table below:
Current Contracted Sales Volumes (Note 1)
(pounds U3O8 x 1000)

(in thousands)	2007	2008	2009	2010	Pricing
Market Related	590	590	440	0	80% to 85% of Spot
Legacy Base Escalated	220	220	0	0	$20.00 to $26.00
Legacy Market Related	0	140	210	0	96% of Spot

1.	Assumes customers take maximum quantities permitted by contract
Agreements with the AREVA Group call for production to be allocated first to the market related contracts with any surplus to be apportioned over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices. These contracts have been fair valued at December 1, 2006 and a liability was recorded in the amount of $14,848,000 which will be amortized through revenue over the life of the contracts.
During the second quarter, the White Mesa mill continued processing alternate feed materials. Processing revenue for the quarter totaled $263,000 (2006:$2,000) and for the six months totaled $2,411,000 (2006:$688,000). The Company receives a fee for these alternate feed materials once they are delivered to the mill. The fees are recorded as deferred revenue until the materials are processed at which time revenues are recognized. At June 30, 2007, approximately 9,000 tons of these types of alternate feed materials remained in stockpile.
Also during 2007, the Company continued to receive high-grade alternate feed materials under its existing contract with Cameco Corporation. The Company does not receive a recycling fee for these materials, however the Company is able to retain all of the proceeds received from the sale of the uranium produced. As of June 30, 2007, there were approximately 2,200 tons of these high-grade materials at the mill to be processed, containing approximately 232,000 pounds of uranium.
At June 30, 2007, the Company held approximately 304,000 pounds of uranium produced from alternate feed with a market value based on the current quoted spot price of uranium of approximately $33,440,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Denison markets its production from the White Mesa mill directly. It currently has one term contract for 17% of such production up to maximum of 6.5 million pounds with a minimum of 2.5 million pounds by the end of 2011. The contract price is 95% of the long term price the month prior to delivering with a floor price of $45.00.
The Company continues to hold approximately 46,000 pounds of vanadium in inventory, as vanadium pregnant liquor, for future sale.
Revenue from the environmental services division was $1,174,000 for the three months and $1,948,000 for the six months ended June 30, 2007.
Revenue from the management contract with Uranium Participation Corporation was $2,130,000 for the three months and $2,613,000 for the six months ended June 30, 2007.
Uranium Production
Total uranium production for the Company from its Canadian and U.S. operations for the three months ended June 30, 2007 was 130,000 pounds and 313,000 pounds for the six months ended June 30, 2007. The McClean Lake joint venture produced 329,000 pounds of uranium for the three months and 784,000 pounds for the six months ended June 30, 2007 compared to production of 382,000 pounds and 666,000 pounds for the same periods in 2006. Denison’s 22.5% share of the 2007 production totaled 74,000 pounds for the three months and 176,000 pounds for the six months ended June 30, 2007. Production at the White Mesa mill from alternate feed milling was 56,000 pounds of uranium for the three months and 137,000 pounds for the six months ended June 30, 2007.
In June 2006, the Company announced the recommencement of active mining operations at a number of its U.S. uranium/vanadium mines in the Colorado Plateau district. Currently mining is underway at four locations on the Colorado Plateau and a fifth mine at the Henry Mountains complex is completing the rehabilitation work prior to going into production. Mined ore is being stockpiled at the White Mesa mill with the milling of the ore scheduled to commence early in 2008. As of the end of June 30, 2007, a total of 14,988 tons has been stockpiled at the mill.
Operating Expenses
Operating expenses for the three months were $10,607,000 and $19,700,000 for the six months ended June 30, 2007 as compared to $601,000 and $1,388,000 for the same periods in 2006. The expenses for the six months include $12,291,000 related to mining operations in Canada; $4,952,000 related to processing operations in the U.S. and $1,998,000 related to environmental services expenses.
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $436,000 for the second quarter and $981,000 for the six months. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales from Saskatchewan production after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.6% of gross uranium sales and capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. For uranium production after January 1, 2007, the factor applied to gross uranium sales for Saskatchewan capital tax purposes was reduced to 3.3% with further reductions scheduled in 2007 and 2008. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has not paid tiered royalties in the past and has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for at least two years.
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and also on a 100% basis in Canada and Mongolia. For the three months ended June 30, 2007 exploration expenditures totaled $3,480,000 and totaled $8,529,000 for the six months ended June 30, 2007 as compared to $2,816,000 and $5,316,000 for the corresponding periods in 2006.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the AREVA operated McClean and Midwest joint ventures. A significant discovery, termed the Mae Zone and located northeast of the proposed Midwest open pit, was drilled this past winter. Denison is also participating in a total of 33

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

other exploration projects concentrating in the productive South East margin of the Athabasca basin. Denison is operator of two mid stage projects, the Moore Lake and the Wheeler River Joint Ventures, included in this portfolio. Denison’s share of exploration spending on its Canadian properties totaled $3,381,000 of which $3,161,000 was expensed in the statement of operations for the three months ended June 30, 2007 and totaled $8,545,000 of which $8,006,000 was expended in the statement of operation for the six months ended June 30, 2007.
The remaining exploration expenditures of $319,000 for the three month period and $461,000 for the six month period ended June 30, 2007 were spent in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan and Haraat uranium deposits have also been incurred. Development work includes extensive resource delineation drilling, hydrological drilling, plant design and environmental studies.
General and Administrative
General and administrative expenses were $3,558,000 for the three months and $6,460,000 for the six months ended June 30, 2007 compared with $1,077,000 and $2,129,000 for the same periods in 2006. The increase was primarily the result of the inclusion of DMI effective December 1, 2006, a ramping up of the company’s operations and an increase in public company expenses due to additional compliance costs. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income and expenses totaled a net other income of $37,678,000 for the three months and $38,236,000 for the six months ended June 30, 2007 compared with $1,606,000 and $2,805,000 for the same periods in 2006. During the three months ended June 30, 2007 Denison disposed of the majority of its shares in Fortress Minerals Corp. as well as some portfolio investments and recorded a gain of $38,644,000 for the period.
Urizon Joint Venture
The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. (“NFS”) for the pursuit of a U.S. Department of Energy (“DOE”) alternate feed program for the mill. This 50/50 joint venture is carried out through Urizon Recovery Systems, LLC (“Urizon”). The joint venture currently expects that a decision will be made by the DOE as to how it intends to proceed on the disposition of the material and that the joint venture will have an opportunity to propose the Urizon Program as a suitable disposition option for this feedstock. The accounts of Urizon are included in the Company’s financial statements on a proportionate consolidation basis.
Investment in OmegaCorp Limited
At June 30, 2007, Denison owned approximately 51,000,000 common shares of OmegaCorp Limited (“Omega”) to hold approximately 33% of the outstanding share capital of Omega. In June 2007, Denison announced a new takeover offer to acquire all of the remaining shares of Omega that it does not already own at a price of AU$1.30 per share for total consideration of AU$134 million (CDN$121 million). In July and early August, Denison purchased shares in the open market to hold approximately 148,522,000 shares out of approximately 154,000,000 shares of Omega to hold approximately 96.3%.
OUTLOOK FOR 2007
Mining and Production
Mining at the Sue E pit at McClean Lake in northern Saskatchewan is proceeding with waste mining somewhat behind schedule. In June two 100 ton trucks were procured to help with this situation and a new shovel was also commissioned in June. Completion of the pit will slip into the first quarter of 2008; however, this will not impact ore production for the mill during the remainder of the year. U3O8 production in 2007 is expected to be 1.8 million pounds. Stripping of the Sue B pit also commenced in June and a contractor is performing this work.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Production levels at McClean Lake will increase next year to 3.2 to 4.0 million pounds and is estimated to increase to approximately 9.0 million pounds per year when Midwest comes on stream in 2011.
Mining operations on the Colorado Plateau are well underway with four mines in operation. Production from the Sunday mine, the last to be put into operation, is expected to add about 100 tons of ore daily to the current daily U.S. production from the Pandora, Topaz and St. Jude mines that will aggregate to about 550 tons per day by the third quarter. Production from these mines, in the area known as the Colorado Plateau District, is being hauled to Denison’s White Mesa mill and is currently being stockpiled. Milling of conventional ore is scheduled for the end of the first quarter of 2008 when the milling of the alternate feed is completed and at least 150,000 tons of ore is stockpiled at the mill.
At the Tony M mine within the Henry Mountains Complex, which is located in Utah, permitting is progressing well and it is expected that full operational permits will be received in the third quarter, 2007. Rehabilitation of the mine has commenced under the exploration permit that the Company has in place for the Tony M mine. Production from this mine is anticipated in late third quarter of this year. Rehabilitation work has begun at the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona. Ore production from this mine is anticipated by mid-2008.
At the White Mesa mill, a $15 million modernization program is proceeding on schedule. In July, the Company received a construction permit to begin the relining of tailings cell 4A. This cell will provide approximately 2.2 million tons of additional tailings capacity. In addition to the relining of cell 4A, the modernization program includes modifications to the mill circuit, upgrading of equipment and upgrading the mill’s process control system. The mill continues to process alternate feed material from several large contracts. Uranium production at the White Mesa mill for 2007 is anticipated to be about 300,000 pounds increasing to 2.9 million pounds of U3O8 and 4.0 million pounds of vanadium in 2008. The Company intends to maximize the advantage of its 100% ownership in the only conventional operating uranium/vanadium mill in the U.S. To that end, in addition to processing its own ore and alternate feed material, the Company has commenced negotiating toll milling arrangements with other mines in the region and has prepared an ore buying schedule which was released in July 2007.
EXPLORATION
Athabasca Basin in Canada
In the Athabasca Basin, Denison is participating in over 35 exploration projects, primarily located in the productive southeast part of the Basin and within open pit depths and trucking distance of the operating mills. Denison, together with ARC and Cameco Corporation, now control the majority of the highly favourable geology in the prolific southeastern sector of the Basin. The Company’s projects in the Basin represent a good balance of grass roots, mid stage, and developed projects.
Denison is participating in thirteen drill programs during the current summer season in the Basin. At the Midwest project where Denison maintains a 25.17% interest, operator ARC’s focus in a late summer drill program will be on drilling the west extension of the Mae zone, one of the most economically important discoveries in recent years. Work was completed this past winter from the ice of McMahon Lake and was successful in delineation of the main and east part of this important discovery. Denison is operator on the Wheeler River, Moore Lake, Park Creek, Huard-Kirsch, Bell Lake, North Wedge and Crawford Lake joint ventures. On Denison’s operated and non-operated projects, a total of approximately 20,000 metres of drilling is planned this summer. Work in the early part of the summer was delayed by province wide permitting issues and a very significant forest fire season, but is now getting well on track.
In addition to these major drill campaigns, Denison is carrying out a number of different geophysical surveys to identify targets for future drill programs. Almost 7,000 line kilometres of airborne geophysical surveys are currently being flown over eight properties. Denison is also carrying out a variety of ground geophysical surveys on two properties.
Denison’s exploration spending in 2007 in the Athabasca basin is expected to total $15,500,000.
Southwest United States
In the United States, Denison is undertaking the permitting for an estimated 90,000 feet (28,000 metres) of drilling originally planned in 2007. This drilling will be initially concentrating near the Company’s permitted and producing mines in Utah and Colorado. Because the drilling is near existing mines, the permitting for the activity is more onerous than anticipated. Based on current projections the Company may be able to begin drilling in late 2007; however, this could be delayed until 2008 due to the additional permitting requirements.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Mongolia
In Mongolia, Denison is committing to a substantial increase in work over previous years. Denison maintains a majority interest in two deposits and a large number of exploration projects which have returned uraniferous intersections. Following a late 2006 review of decade-long exploration programs by Denison and predecessor companies, a decision was made to substantially accelerate work on two advanced deposits, potentially containing economically recoverable resources, and to also accelerate exploration on these and other high potential projects. A major 160,000 metre, two-year drill program has been authorized and is underway in order to investigate these targets and prepare two areas for prefeasibility work in preparation for commercial production by 2010. Exploration spending in Mongolia in 2007 is expected to total $6,618,000. Drilling on these two advanced projects and reconnaissance drilling on a third high potential exploration project is well underway. Concurrent with the drill programs, a program of hydrologic well installation and monitoring will take place to aid in the definition of the hydrological regimes and provide baseline data for the feasibility work. Environmental baseline monitoring and preliminary engineering will also be completed in 2007.
Australia
Energy Metals Limited (“Energy Metals”), an Australian listed company (ASX — EME) continues to receive good results from its Bigrlyi joint venture near Alice Springs in Australia as announced by it on July 25, 2007. Denison owns an 11% equity interest in Energy Metals and is looking to further participate in advanced projects in Australia.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $177,758,000 at June 30, 2007 compared with $105,027,000 at March 31, 2007 and $69,127,000 at December 31, 2006.
Cash flow generated from (used in) operating activities was $537,000 for the three months and ($4,905,000) for the six months ended June 30, 2007 compared with ($4,002,000) and ($8,498,000) during the same periods in 2006. Net cash provided by or used in operating activities are comprised of net income or loss for the period, adjusted for non-cash items and for changes in working capital items. For the three months ended June 30, 2007, significant changes in working capital items include an increase of $1,080,000 in inventories (2006 period: $1,406,000), and a decrease of $1,854,000 in trade and other receivables (2006 period: decrease of $279,000). For the six months ended June 30, 2007, significant changes in working capital items include an increase of $3,466,000 in inventories (2006 period: $2,429,000), an increase of $3,256,000 in accounts payable and accrued liabilities (2006 period: $525,000), and a decrease of $2,051,000 in deferred revenue (2006 period: increase of $48,000).
Cash flow generated from (used in) investing activities was $42,369,000 for the three months and ($12,276,000) for the six months ended June 30, 2007 compared with ($1,159,000) and ($2,648,000) during the same periods in 2006. For the three months ended June 30, 2007, the increase was due primarily to proceeds from the sale of long-term investments of $45,446,000, the settlement of notes receivable of $10,203,000, offset by the capital expenditures of $7,649,000 and the purchase of long-term investments of $5,262,000. For the six months ended June 30, 2007, the decrease was due primarily to the purchase of shares of Omega for $49,766,000, capital expenditures of $16,976,000, offset by proceeds from the sale of long-term investments of $45,446,000.
Cash flow generated from financing activities was $12,271,000 for the three months and $107,094,000 for the six months ended June 30, 2007 compared with $41,000 and $35,000 during the same periods in 2006. For the three months ended June 30, 2007, the cash generated was due primarily to the flow-through share issuance for total net proceeds of $15,540,000. For the six months ended June 30, 2007 the increase is due primarily to the completion of an equity financing for net proceeds of $86,626,000 and the close of the flow-through share offering.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.
The Company was also a party to a temporary revolving credit facility agreement with UPC (not to exceed CDN$15,000,000) which was fully secured by the uranium investments of UPC. Interest under the credit facility was based upon Canadian bank prime plus 1%. Standby fees also applied at a rate of 1% of the committed facility amount. The facility was repaid and cancelled on April 10, 2007.
In June 2007, the Company sold 75,000 pounds of U3O8 to UPC at a price of $130.00 per pound for total consideration of $9,750,000.
The following transactions were incurred with UPC during three months and six months ended June 30, 2007:

	Three Months	Six Months
	ended June 30,	Ended June 30,
	2007	2007

Uranium Sales Revenue	$9,750,000	$9,750,000
Fees earned from UPC included in revenue:
Management fees, including out-of-pocket expenses	706,000	1,190,000
Commission fees on purchase and sale of uranium	1,423,000	1,423,000
Fees earned from UPC included in other income:
Loan interest under credit facility	25,000	191,000
Standby fee under credit facility	1,000	9,000

	$11,905,000	$12,563,000

At June 30, 2007, accounts receivable includes $734,000 due from UPC with respect to the fees indicated above.
During the quarter, the Company sold the majority of its interest in Fortress Minerals Corp. consisting of 26,398,750 shares at CDN$1.25 per share. Of this amount, 16,562,500 shares were purchased by an entity associated with Lukas Lundin, a director of the company.
During the three months and six months ended June 30, 2007, the Company had the following additional related party transactions:
a)	incurred management and administrative service fees of $49,000 for the three months and $95,000 for the six months ended June 30, 2007. (2006: $48,000 and $95,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At June 30, 2007, an amount of $51,000 was due to this company;

b)	provided executive and administrative services to Fortress and charged an aggregate of $3,000 for the three months and $31,000 for the six months ended June 30, 2007. (2006: $28,000 and $59,000) for such services. At June 30, 2006, an amount of $70,000 was due from Fortress relating to this agreement.
OUTSTANDING SHARE DATA
At August 8, 2007, there were 189,696,835 common shares issued and outstanding, 5,597,654 stock options outstanding to purchase a total of 5,597,654 common shares and 3,321,151 warrants outstanding to purchase a total of 9,564,915 common shares, for a total of 204,859,404 common shares on a fully-diluted basis.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

IMPACT OF ADOPTION OF NEW ACCOUNTING STANDARDS
Effective January 1, 2007, the company adopted CICA Handbook Section 1530: “Comprehensive Income” which establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income and adopted CICA Handbook Section 3855: “Financial Instruments — Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Under this Standard, assets classified as available-for-sale securities are revalued at the balance sheet date and gains and losses are included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement. At June 30, 2007, the Company had certain long-term investments that were classified as available-for-sale securities under this new standard and an unrealized gain of $28,307,000 has been included in accumulated other comprehensive income.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s securities, including the factors listed in the Company’s Annual Information Form available at www.sedar.com and Form 40-F available at www.sec.gov. The information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.

Exhibit No. 8
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

Denison Mines Corp. (“Denison”) 595 Bay Street, Suite 402 Toronto, ON M5G C2C

2.	Date of Material Change:

August 2, 2007

3.	News Release:

A news release reporting the material change was released on August 2, 2007 through the facilities of Marketwire L.P.

4.	Summary of Material Change:

As of August 1, 2007, Denison had purchased approximately 148.5 million common shares of OmegaCorp Limited (“Omega”) out of the approximately 154 million shares issued. These purchases increased Denison’s shareholdings to approximately 96.3% of the issued and outstanding shares in Omega and enable Denison to proceed to compulsory acquisition of the outstanding shares pursuant to the provisions of the Australian Corporations Act.

5.	Full Description of Material Change:

On August 2, 2007, Denison announced that it had increased its holdings in Omega to approximately 96.3% of the issued and outstanding shares of the company.

Denison initially acquired a 33% interest in Omega, at a price of AU$1.15 per share, following a takeover bid that closed on April 13, 2007. Subsequently, on June 25, 2007, Denison announced a second takeover bid for all of the remaining shares at a price of AU$1.30 per share, for a total consideration of approximately AU$134 million (CDN$121 million). On July 16, 2007, Denison removed all conditions from its bid, thereby allowing it to purchase outstanding Omega shares on an “on market” basis on the Australian Stock Exchange (“ASX”).

As of August 1, 2007, Denison had purchased approximately 148.5 million common shares of Omega out of the approximately 154 million shares. These purchases increased Denison’s holdings to approximately 96.33% of the outstanding shares of Omega and enable Denison to proceed to compulsory acquisition of the outstanding shares pursuant to the provisions of the Australian Corporations Act.

Denison plans to appoint its own nominees to the board of directors of Omega (Omega’s current directors have indicated that they will resign after the Denison nominees are appointed). Following completion of the acquisition Denison intends to:
•	Apply for the delisting of Omega from the ASX;

•	Proceed with the development and commercialization of the Kariba Project as soon as is reasonably possible.

Omega is an Australian listed mineral exploration company which has a portfolio of uranium projects in southern Africa. Omega owns 100% of the advanced stage Kariba Uranium Project covering 1,893 km in Zambia, in which three main areas of mineralization have been identified to date. Omega also owns the prospective ZVP uranium exploration project in Mozambique.

Cautionary Statements Regarding Forward-Looking Information

This material change report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.

Forward looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Denison’s and Omega’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison or Omega to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 27, 2007 and available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

7.	Omitted Information:

No information has been omitted.

8.	Executive Officer:

For further information, please contact E. Peter Farmer, Chief Executive Officer of Denison Mines Corp., at the above-mentioned address or at (416) 979-1991.

9.	Date of Report:

August 10, 2007